UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

7810 Boeing Ave LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

CA

Date of Organization:

August 20, 2020

Physical Address of Issuer:

7416 Westlawn Ave., Los Angeles CA 90045

Website of Issuer:

www.megbluhome.com

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the offering.

Type of Security Offered:

Membership Interest

Target Number of Securities to be Offered:

32,000

Price (or Method for Determining Price):

$3.34

Target Offering Amount:

$106,880

Oversubscriptions Accepted:
    Yes

Oversubscriptions will be Allocated:
☑ First-come first served basis

Maximum offering amount (if different from Target Offering Amount):

$106,880

Deadline to reach the Target Offering Amount:

December 31, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:
 0

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	0	0
Cash & Cash Equivalents	0	0
Accounts Receivable	0	0
Short-term Debt	0	0
Long-term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	0	0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 16, 2020

7810 Boeing Ave LLC

Up to $106,880 of Membership Interests

7810 Boeing Ave LLC (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $106,880 (the "**Target Offering Amount**") and up to a maximum amount of $106,880 (the "**Maximum Offering Amount**") of limited liability company membership interests (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2020 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$250.50	$10.02	$240.48
Target Offering Amount	$106,880	$4,275.20	$102,604.80
Maximum Offering Amount	$106,880	$4,275.20	$102,604.80

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the four percent (4%) fee shown here, the Intermediary will also receive a securities commission equal to one percent (1%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.


SPECIAL NOTICE TO FOREIGN INVESTORS


IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.


NOTICE REGARDING THE ESCROW AGENT


PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

    (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at megbluhome.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/boeing-ave

The date of this Form C is November 16, 2020.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

7810 Boeing Ave LLC is a California limited liability company that was formed for the purpose of acquiring 7810 Boeing Avenue, Los Angeles, California (the "**Property**")

The Company is located at 7416 Westlawn Ave., Los Angeles CA 90045.

The Company's website is https://megbluhome.com

Management

The Company is managed by Megan Blu.

The Offering

Minimum Amount of the Securities Offered	32,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	132,000*
Maximum Amount of the Securities Offered	32,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	132,000*
Price Per Security	$3.34
Minimum Individual Purchase Amount	$250.50 $^{+}$
Offering Deadline	December 31, 2020
Use of Proceeds	See the description of the use of proceeds on page 10 hereof.
Voting Rights	See the description of the voting rights on page 16.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We are a newly formed entity with a limited operating history, which makes our future performance difficult to predict.

We are a newly formed entity and have limited operating history. In making an investment decision, you should consider the risks, uncertainties and difficulties frequently encountered by newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on our business. There can be no assurance that we will achieve our investment objectives

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue may be adversely affected if the demand of for-sale housing declines.

The Company's success depends on the experience and skill of our Manager.

We are dependent on Megan Blu, the Manager of our Company. The loss of Megan Blu could harm the Company's business, financial condition, cash flow and results of operations.

Our Property will be subject to the risks typically associated with real estate.

Our Property will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) and the attractiveness of the Property to prospective tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions; and;

- the potential for uninsured or underinsured property losses.

These factors may have a material adverse effect on the value that we can realize from the Property.

We may not be able to sell the Property at a price equal to, or greater than, the total amount of capital we have invested in the Property, which may lead to a decrease in the value of the Securities.

The value of the Property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a Property. Such loss, would reduce the value of the Securities.

We will engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- start up, development, repositioning and redevelopment costs may be higher than anticipated;

- cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

- changes in the pricing and availability of buyers and sellers.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to make distributions to our Investors.

Our Property may be subject to impairment charges.

We will periodically evaluate our Property for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of the Property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the non-renewal of the Terrorism Risk Insurance Act of 2002, or the TRIA, could reduce our cash flows and the return on our Investors' investments.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

This risk is particularly relevant with respect to potential acts of terrorism. The TRIA, under which the U.S. federal government bore a significant portion of insured losses caused by terrorism, will expire on December 31, 2020, and there can be no assurance that Congress will act to renew or replace the TRIA following its expiration. If the TRIA is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons could expose us to uninsured casualty losses. If the Property incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our Investors' investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to Investors.

Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance the Property could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Property in the future will depend on prevailing economic and market conditions. Our inability to sell the Property on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

The Property will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases/purchase agreements. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to our Investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating the Property. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.

The Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If the Property is not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our Property may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors.

Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Our Manager may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's Manager will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this

Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Proceeds from the offering will be used to repay debt from a relative of the Manager

The Company borrowed $350,000 from Richard & Arlene Corsetti, the Manager's parents, (the "Corsetti Loan") that was used to acquire the Property. We intend to use a portion of the proceeds of this offering to pay down the Corsetti Loan.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Property Summary

7810 Boeing Avenue (the "**Property**") is a 1,722 square foot, 3-bedroom, 2-1/2 bath single family home located in the Westport Heights neighborhood of Los Angeles, California.

Plan of Operation

We acquired the Property for $1,047,562, including closing costs, and intend to undertake a renovation plan (the "**Renovation Plan**") to the Property including the following:

- Addition of 217 square feet to the property making the total square footage 1939 square feet and turning it into a 4 bed/3.5 bath home.
- Addition of 152 square foot front porch to increase curb appeal and make the exterior a single family white farmhouse (very desirable by buyers in this neighborhood). Replace stucco facade with James Hardie board & batten siding or similar.
- Complete renovation of the existing pool including new tile, plaster, equipment and coping
- Complete backyard renovation including renovating existing dining/bbq patio
- Replace all major systems including electrical, plumbing, HVAC, roof, windows, exterior/interior & garage doors
- Renovate all existing bathrooms and kitchen to include new island

We intend to offer the Property for sale immediately after we complete the Renovation Plan, expected to be completed February 2021. Based on the comparable sales provided below, we expect the Property to sell for between $1,800,000 and $1,900,000.

Address	Sale Price	Sale Date
8361 Chase Avenue, Los Angeles, CA	$1,820,000	July 2020
7812 Kentwood Avenue, Los Angeles, CA	$1,849,000	June 2020
7614 Truxton Avenue, Los Angeles, CA	$2,010,000	October 2020
7521 Piper Place, Los Angeles, CA	$1,875,000	November 2020

Market

Los Angeles is the 2nd largest city in the United States and the third most populous city in North America, with more than 13 million people in the metropolitan area. The Westport Heights neighborhood of Los Angeles can best be described as the suburbs in the middle of the big city. It's gently curving streets, tidy homes and well manicured lawns create a small town feel. Located on the Westside of Los Angeles north of LAX, south of Playa Vista and west of the 405 freeway, Westchester was largely undiscovered as a hot spot for housing until the post 2008-recession. Westchester's close proximity to tech hubs in Venice, Playa Vista, Culver City and El Segundo make Westchester an appealing home-buying destination for technology workers. Big name tech companies like Google, Yahoo and YouTube all have large offices just down the hill from Westchester.

Property Acquisition

On August 15, 2020 we entered into an agreement (the "**Purchase & Sale Agreement**") to acquire the Property for $1,075,000. On August 25, 2020, we added an addendum to the Purchase & Sale Agreement reducing the purchase price to $1,025,000. Closing under the Purchase & Sale Agreement took place on September 18, 2020.

Leverage

Upon the closing of the Purchase & Sale Agreement, we borrowed $838,000 from Goldman Sachs, a New York Chartered Bank, c/o Genesis Capital, LLC (the "GS Loan") that was used to acquire the Property. The GS Loan has a maturity date of June 17, 2021 and a floating interest rate equal to 1-month LIBOR (as calculated by the lender) plus a margin of 7.333% subject to a floor of 7.5%. There are no pre-payment penalties associated with the GS Loan.

In addition, we borrowed $350,000 from Richard & Arlene Corsetti (the "Corsetti Loan") that was used to acquire the Property. The Corsetti Loan bears interest at a rate of 10% per annum. We intend to use a portion of the proceeds of this offering to pay down the Corsetti Loan.

Sources & Uses

Source of Funds		Use of Funds	
GS Loan	$838,000	Property Acquisition	$1,047,562
Corsetti Loan	$300,000	Renovation Plan	$402,000
Other Equity Investors	$250,000	Offering Costs	$7,000
Republic Investors	$106,880	Working Capital	$38,318
Total Source of Funds	$1,494,880	Total Use of Funds	$1,494,880

Economic Overview

Upon the sale of the Property, proceeds shall be distributed in the following order: first, to the GS Loan along with any owed interest; second, to the Corsetti Loan along with any owed interest, third to the equity investors until each has received his/her initial capital investment; and finally to the equity investors as pro rata shares of profits less the Management Fee as defined below. In the event of a loss, each equity investor will be paid back an equal pro rata percentage of his or her capital investment.

Management Fee

The Manager shall be entitled to 30% of any Profit derived from the sale of the Property. Profit shall be defined as: all remaining proceeds after the repayment of any debt and accrued interest, and the return of each of the equity investor's initial capital investment.

American Dreamhouse

This Offering is participating in "American Dreamhouse", a fix-and-flip micro-show series (the "Show") created by Republic Compound LLC d/b/a Republic Real Estate ("Republic Real Estate"), an affiliate of the Intermediary, that documents house flippers from around the country. The Manager, Megan Blu, individually and through Meg Blu Home, LLC, has entered into an agreement with Republic Real Estate to assist in the production of the Show and may receive a portion of revenues generated by the Show. Neither Republic Real Estate nor the Manager will receive any portion of the fees paid to the Intermediary for this or any future offering. Republic Real Estate's production of the Show and the Offering's participation thereon is not an endorsement, recommendation or otherwise advisement of the suitability of the investment opportunity presented.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	4.0%	$4,275.20	4.0%	$4,275.20
Offering Expenses	2.4%	$2,604.80	2.4%	$2,604.80
Renovation Costs	46.8%	$50,000.00	46.8%	$50,000.00
Paydown Financing	46.8%	$50,000.00	46.8%	$102,604.80
Total	**100%**	**$106,880.00**	**100%**	**$106,880**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS AND MANAGERS

The directors, officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Megan Blu	Manager	Manager of Meg Blu Home since 2015 and Manager of Blu & White Homes since 2016.	BA: University of Southern California

Biographical Information

Megan Blu is a residential designer and developer of premier custom homes. She works primarily in Los Angeles and is presently branching out to the Napa Valley bringing her vision of the California lifestyle up North. As a believer that rooms shouldn't take themselves too seriously, Megan excels at warm, elegant looks with the occasional sense of whimsy. Whether the project is a full scale remodel or ground up new construction, Megan is involved in every step of the design process. She works with architects and contractors to ensure her vision is brought to life. A San Francisco native, Megan is a graduate of the University of Southern California. In addition to her design company Meg Blu Home, she is the co-founder of Blu & White Homes, which brings design driven homes to the Los Angeles market.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has authorized 132,320 membership interests (the "**Membership Interests**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 132,000 Membership Interests will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Membership Interest
Amount Outstanding	100,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	100%

Type	Investor Profit Share
Amount Outstanding	$150,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Other Material Terms	Investor shall receive its pro rata shares of profits less the Management Fee.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	0%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Debt	GS Loan
Type	Line of Credit
Amount Outstanding	$838,000
Interest Rate and Amortization Schedule	7.5% Interest Only
Description of Collateral	1st Deed of Trust
Maturity Date	June 17, 2021

Debt	Corsetti Loan
Type	Unsecured Loan
Amount Outstanding	$350,000
Interest Rate and Amortization Schedule	10% Interest Only
Description of Collateral	Membership Interests
Maturity Date	NA

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Megan Blu	Membership Interests	34%
Arlene Corsetti	Membership Interests	33%
Richard Corsetti	Membership Interests	33%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Overview

7810 Boeing Ave LLC (the "**Company**") was formed on August 20, 2020 under the laws of the State of California, and is headquartered in Los Angeles, CA. The Company was formed for the purpose of acquiring, renovating, and selling 7810 Boeing Avenue, Los Angeles, California.

Operations

The Company acquired the Property on September 18, 2020 and commenced the Renovation Plan in October 2020.

Cash and Cash Equivalents

At inception, the Company did not have any Cash or Cash Equivalents. As of October 31, 2020, the Company had an aggregate of $27.506.80 cash on hand in cash and cash equivalents and $346,210 cash available to be drawn from the GS Loan.

Liquidity and Capital Resources

The proceeds from the Offering are non-essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*".

Capital Expenditures and Other Obligations

The Company intends to make the capital expenditures outlined in the Renovation Plan beginning in October 2020.

Valuation

The price of the Securities was set at $3.34 by dividing the amount of maximum offering amount by the number of membership interests that the Company is authorized to issue. The terminal valuation of the Securities will be dependent on the sales proceeds we receive when we sell the Property.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$100,000	100,000	Acquisition of Property	August 20,2020	Section 4(a)(2)
Investor Profit Share	$150,000	NA	Acquisition of Property	September 11, 2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Minimum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company has borrowed $350,000 from Arlene & Richard Corsetti as described above in Outstanding Debt. Arlene and Richard Corsetti are the parents of Megan Blu, the Manager of the Company. The proceeds of this offering will be used to paydown this loan.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $106,880 (the "**Target Offering Amount**") and up to a maximum amount of $106,880 (the "**Maximum Offering Amount**") of membership interests (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2020 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Maximum Offering Amount and the additional Securities will be allocated on a first come-first serve basis. Potential purchasers of the Securities are referred to herein as "**Investors**", "**Members**", or, "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $250 which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via electronic certificate/PDF in exchange for their investment as soon as practicable thereafter.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Investment Purchase Agreement attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Distributions

The Company does not expect to make any distributions until the Property is sold.

Dissolution

The Company will be dissolved upon the first to occur of the following events:

(i)   The vote of the members holding at least a majority of the voting interest of the Company to dissolve the Company;

(ii)   Entry of a decree of judicial dissolution under Section 17707.01 of the California Revised Uniform Limited Liability Company Act;

(iii)   The sale or transfer of all or substantially all of the Company's assets;

(iv)   A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity; or

(v)   The Company has no members during 90 consecutive days, except on the death of a natural person who is the sole member of the Company, the status of the member, including Membership Interest, may pass to the heirs, successors, and assigns of the member by will or applicable law.

Voting and Control

The Members have the right and power to vote on all matters with respect to which the Company's articles of organization, the Operating Agreement (defined below), or the California Revised Uniform Limited Liability Company Act (the "California Act") requires or permits. Unless otherwise stated in the Operating Agreement or required under the California Act, the vote of the Members holding at least a majority of the membership interests of the Company is required to approve or carry out an action.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Agreement to be bound by the Operating Agreement; power of attorney

By purchasing membership interests, the Investor will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement governing the Company, as amended from time to time (the "**Operating Agreement**"). Pursuant to the Operating Agreement, each Investor grants to the Manager a power of attorney to, among other things, execute and file documents required for the Company's qualification, continuance or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

Restrictions on Transfer

An Investor may not transfer Profit Share Interests without the consent of the Manager.

Notwithstanding the foregoing, any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the

Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother, father, daughter, son, sister, brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Megan Blu	
(Signature)	
Megan Blu	
(Name)	
Manager	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Megan Blu	
(Signature)	
Megan Blu	
(Name)	
Manager	
(Title)	
November 16, 2020	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Self-Certification of Financials

I, Megan Blu, being the Manager of 7810 Boeing Ave LLC a limited liability company (the **"Company"**), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of August 20, 2020 (inception) and the related statements of income (deficit), stockholder's equity and cash flows as of August 20, 2020 (inception), and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Megan Blu
_____
(Signature)

Megan Blu
_____
(Name)

Manager
_____
(Title)

November 16, 2020
_____
(Date)

7810 BOEING AVE LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AUGUST 20, 2020 (INCEPTION)

7810 BOEING AVE LLC
BALANCE SHEET (UNAUDITED)
AS OF AUGUST 20, 2020 (INCEPTION)

Assets		
Total Assets	$	0
Liabilities and Member's Equity		
Total Liabilities	$	0
Total Member's Equity	$	0
Total Liabilities and Member's Equity	$	0

7810 BOEING AVE LLC
STATEMENT OF OPERATIONS (UNAUDITED)
AS OF AUGUST 20, 2020 (INCEPTION)

Revenues	$	0
Operating expenses		
Operating expenses		0
Total expenses		0
Net Loss	$	0

7810 BOEING AVE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT) (UNAUDITED)
AS OF AUGUST 20, 2020 (INCEPTION)

Balance at August 15, 2020 (Inception)	$	0
Capital Contributions		0
Distributions		0
Net Loss		0
Balance at August 15, 2020 (Inception)	$	0

7810 BOEING AVE LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
AS OF AUGUST 20 2020 (INCEPTION)

Cash Flows from Operating Activities		
Net Loss	$	0
Net Cash Used In Operating Activities		0
Cash Flows From Financing Activities		
Capital contributions from related party		0
Net Cash Provided By Financing Activities		0
Net Change In Cash		0
Cash at Beginning of Period		0
Cash at End of Period	$	0

7810 BOEING AVE LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AUGUST 20, 2020 (INCEPTION)

1.   ORGANIZATION

7810 Boeing Ave LLC (the "Company") is a limited liability company organized on August 20 , 2020 under the laws of California that has been formed to acquire, manage, and sell the property located at 7810 Boeing Avenue, Los Angeles, California (the "Property").

Since our formation, we have been engaged primarily in acquiring the Property, and developing the financial, offering and other materials to begin the Offering.

Pursuant to the terms of the Company's limited liability operating agreement (the "Operating Agreement"), the Company is managed by Megan Blu, (the "Manager").

As of August 20, 2020 (Inception) the Company had not yet commenced operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Reporting, Use of Estimates, and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of 7810 Boeing Ave LLC. All significant intercompany transactions have been eliminated in consolidation.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease.

Organizational Costs

In accordance with FASB Accounting Standards Codification ("ASC") 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the consolidated financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

3.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months is dependent upon the Company's ability to raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated balance sheets do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4.   RECENT ACCOUNTING PRONOUNCEMENTS

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical c us or (iv) are not expected to have a significant impact our financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

5. SUBSEQUENT EVENTS

Purchase and Sale Agreement

On August 15, 2020, Megan Blu, on behalf of the Company, entered into a purchase and sale agreement to acquire a single-family home located at 7801 Boeing Avenue, Los Angeles, CA (the "Property") for $1,075,000. On August 25, 2020, we an addendum was added to the purchase and sale agreement, reducing the purchase price to $1,025,000. On September 18, 2020, the Company closed on the acquisition of the Property.

Anticipated Crowdfunded Offering

The Company plans to offer up to $106,880 of membership interests of the Company (the "Crowdfunded Offering"). The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 4% commission fee and 1% of the securities issued in this offering. The Manager will reimburse the Company for any commission fees paid during the Crowdfunded Offering.

Management's Evaluation

Management has evaluated subsequent events through September 30, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 **Republic**

Campaign tools   ⌄

American Dreamhouse - Boeing Ave

Residential fix and flip project in a desirable neighborhood near LA's tech hub



PLAY

$0

Raised of $106.88K minimum goal

0

Investors

44 days

Left to invest

Highlights

Quick return of capital: target closing and renovation in under 12 months

Home values in the area have appreciated by 86% in 10 years

Experienced LA house flipper who has completed and sold 15+ projects

Desirable location: close to Silicon Beach tech hub (Google, YouTube, etc.)

Follow the renovation step-by-step www.instagram.com/amdreamhouse

Custom content (Republic admins only)

The flipper



0:04 / 1:38

Hi—I'm Megan Blu! I'm a residential designer and developer of premier custom homes. I work primarily in Los Angeles and have flipped over 15 homes in the area. I am a firm believer that rooms shouldn't take themselves too seriously, and I strive to achieve warm, elegant looks with the occasional sense of whimsy. Whether the project is a full scale remodel or ground up new construction, I am involved in every step of the design process (and if you follow my journey on this pilot of American Dreamhouse, you'll get to watch it all unfold!) I work with architects and contractors to ensure that my vision is brought to life. I am a San Francisco native and graduated from the University of Southern**... Read more**

The property

"Before"

The property at 7810 Boeing Avenue is currently a 1,722 square foot, 3-bedroom, 2-1/2 bath single family home on an approx. 9290 SF lot with a pool.




"After"

After the renovation, the property at 7810 Boeing Avenue will be a 4-bedroom, 3-1/2 bath approx. 2000 S.F. single family home on an approx. 9290 SF lot with renovated pool and outdoor entertaining space.







The plan for the renovation is as follows:

Addition of 217 square feet to the property making the total square footage 1,939 square feet and turning it into a 4 bed/3.5 bath home.

Addition of a 152 square foot front porch to increase curb appeal and make the exterior a single family white farmhouse (very desirable by buyers in this

... Read more

My vision

Fresh, updated, farmhouse-inspired interiors are extremely desirable for buyers in the area. We'll use certain high end finishes that buyers are used to seeing on their social media feeds to give the home a curated, custom designed feel.















The offering

You've obsessed over fix & flip shows—from the finishes to the furniture, the transformations are mind blowing. But there's never been a way to participate in the process... until now.

This is an opportunity to invest in 7810 Boeing Avenue pre-renovation and participate in the potential profits we realize from the flip. We are offering membership interests in 7810 Boeing Ave LLC to Republic investors.

Source of Funds		Use of Funds	
Project Loans	$1,138,000	Property Acquisition	$1,047,562
Other Equity Investors	$250,000	Renovation Plan	$402,000
Republic Investors	$107,000	Offering Costs & Fees	$7,000
		Working Capital	$38,318
Total Source of Funds	$1,495,000	Total Use of Funds	$1,495,000

We have secured a total of $1,138,000 of financing from Goldman Sachs and from a private investor.

Returns

Republic investors will receive approximately 10% of the project profits. Based on an estimated sales price of $1,800,000, we are estimating that the project will realize profits of approximately $164,000. **This would result**...
Read more

The location


Venice Beach Boardwalk
VENICE
Marina Beach
Venice Beach
Marina Del Rey
Burton Chace Park
Megan Govi Tennis
Ballona Wetlands Ecological Reserve
Ballona Freshwater Marsh
DEL REY
ALLA
Whole Foods Market
The Home Depot
Playa Vista
Loyola Marymount University
Target
FOX HILLS
Hillside Memorial Park
The Home Depot
Ladera Heights
HEIGHTS AT LADERA
7810 Boeing Avenue
Roscoe's House of Chicken and Waffles
WESTCHESTER

The Westport Heights neighborhood of Los Angeles can best be described as the suburbs in the middle of the big city. Its gently curving streets, tidy homes, and well manicured lawns create a small town feel. Located on the Westside of Los Angeles north of LAX, south of Playa Vista and west of the 405 freeway, Westchester was largely undiscovered as a hot spot for housing until the post 2008-recession. Westchester's close proximity to tech hubs in Venice, Playa Vista, Culver City and El Segundo make it an appealing home-buying destination for technology workers.

Los Angeles is the second largest city in the United States and the third most populous city in North America, with more than 13 million people in the metropolitan area.

The market

Neighborhood Transformation: Silicon Beach

Playa Vista was once called "the largest and most valuable undeveloped land parcel in the country" and Westchester has been a huge beneficiary of the development.

housing, commercial, and office space. Everything was manicured and brand new—the typical urban characteristics such as power lines and telephone poles were neatly buried underground. Millenials, young families and move down buyers alike were instantly drawn to the walkable lifestyle of this master planned community. It had a beautiful new library, clubhouse with pools and gyms, dog parks, sports facilities, parks, and a new elementary... Read more

Track record

Portfolio





Select Projects

I have been involved in the design, development and construction of over 30 houses in Los Angeles. My background in development and design has served as a competitive advantage. Each house I produce is unique with custom touches and attention to detail that generates above-market returns. My ability to productize this "Instagrammable" aesthetic and make it a repeatable, cost-effective process has driven buyers to pay higher prices upon completion.

Chase Avenue

This Westchester house produced a whopping 136% annualized return for the investors. The original house was seriously lacking in curb appeal. The addition of a front porch, new windows and siding and an interior overhaul made for a really stunning "after."... Read more

The concept






American Dreamhouse is the first-ever tap-to-invest house flipping show created by Republic Real Estate that documents house flippers from around the country. In this season, we will follow Megan Blu's vision unfold and track her renovation process for this Los Angeles single family home through short format 30- to 90-second episodes on Instagram that reveal Blu's vision for the fixer-upper. Follow along on Instagram.

Republic Real Estate's production of the Show and the Offering's participation thereon is not an endorsement, recommendation or otherwise advisement of the suitability of the investment opportunity presented.

Add new section

Property details

Name	**American Dreamhouse - Boeing Ave**
Address	**7810 Boeing Avenue** **Los Angeles, CA**
Type	**Residential**
Investment profile	**Fix and flip**
Year built	**1949** ⓘ
Total capitalization	**$1,495,000** ⓘ

Edit property details

Deal terms

Minimum investment

$250.50

The smallest investment amount that American Dreamhouse - Boeing Ave is accepting.

Maximum investment

$3,340

The largest investment amount that American Dreamhouse - Boeing Ave is accepting.

Type of security

Crowd IPA

Crowd IPA (Interests Purchase Agreement) is a simple agreement to acquire membership units of a limited liability company.

Price per security

$3.34

The price of each membership unit.

Funding goal

$106,880 – $106,880

American Dreamhouse - Boeing Ave needs to raise $106.88K before the deadline. The maximum amount American Dreamhouse - Boeing Ave is willing to raise is $106.88K.

Deadline

December 31, 2020

American Dreamhouse - Boeing Ave needs to reach their minimum funding goal before the deadline (December 31, 2020 at 2:59 AM EST). If they don't, all investments will be refunded.

Bonus perks

In addition to your Crowd IPA, you'll receive perks for investing in American Dreamhouse - Boeing Ave.

About Meg Blu Home

Legal Name	7810 Boeing Ave LLC
Founded	Aug 2020
Form	California LLC
Employees	0
Website	megbluhome.com
Social Media	
Headquarters	7416 Westlawn Avenue, Los Angeles, CA, United States

Meg Blu Home Team

Everyone helping build Meg Blu Home, not limited to employees

Megan Blu
Founder & Boss Lady

**Luis Rosales;
General Contractor**
Getting It
Done/Taskmaster

The Crew
The Ones That
Implement My Design
Ideas With Endless
Patience

Joseph Kevin Garcia
Media Production

Jen Bedford
Technical Design

**Christopher Lee;
Photography**
Capturing the Magic

FAQ

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Provide answers to important or common questions about American Dreamhouse - Boeing Ave.

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Risks

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We rely on various intellectual property rights, including licenses in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The [product/services] we sell are advanced, and we need to rapidly and successfully develop
and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our
[product/services] offerings to include newer features, functionality or solutions, and keep pace with price-to-
performance gains in the industry. Shortened product life cycles due to customer demands and competitive
pressures impact the pace at which we must introduce and implement new technology. This requires a high
level of innovation by both our software developers and the suppliers of the third-party software components
included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy
process, and requires us to accurately anticipate customer needs and technology trends. We must continue
to respond to market demands, develop leading technologies and maintain leadership in analytic data
solutions performance and scalability, or our business operations may be adversely affected. We must also
anticipate and respond to customer demands regarding the compatibility of our current and prior offerings.
These demands could hinder the pace of introducing and implementing new technology. Our future results
may be affected if our products cannot effectively interface and perform well with software products of other
companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to
enter into agreements allowing integration of third-party technology with our database and software
platforms. Our efforts to develop the interoperability of our products may require significant investments of
capital and employee resources. In addition, many of our principal products are used with products offered
by third parties and, in the future, some vendors of non-Company products may become less willing to
provide us with access to their products, technical information and marketing and sales support. As a result
of these and other factors, our ability to introduce new or improved solutions could be adversely impacted
and our business would be negatively affected.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at
the state level. [The FCC and/or Congress may attempt to change the classification of or change the way that
our online content platforms are regulated and/or change the framework under which Internet service
providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital
advertising is regulated and consumer information is handled, changing rights and obligations of our
competitors.] We expect that court actions and regulatory proceedings will continue to refine our rights and
obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to
existing requirements or imposition of new requirements or limitations could have an adverse impact on our
business.

We may implement new lines of business or offer new products and services within existing lines
of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks
and uncertainties associated with these efforts, particularly in instances where the markets are not fully
developed. In developing and marketing new lines of business and/or new products and services, we may
invest significant time and resources. Initial timetables for the introduction and development of new lines of
business and/or new products or services may not be achieved, and price and profitability targets may not
prove feasible. We may not be successful in introducing new products and services in response to industry
trends or developments in technology, or those new products may not achieve market acceptance. As a

result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the

Company's determination of a Purchaser's sophistication.

The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business day's notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects - to the extent such equity securities bear any liquidation preferences, in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore potential purchasers should not assume that they are guaranteed a return of their investment amount.

The Company has the right to conduct multiple closings during the Offering

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue may be adversely affected if the demand of for-sale housing declines.

The Company's success depends on the experience and skill of our Manager.

We are dependent on Megan Blu, the Manager of our Company. The loss of Megan Blu could harm the Company's business, financial condition, cash flow and results of operations.

Our Property will be subject to the risks typically associated with real estate.

Our Property will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including: ● natural disasters such as hurricanes, earthquakes and floods; ● acts of war or terrorism, including the consequences of terrorist attacks; ● adverse changes in national and local economic and real estate conditions; ● an oversupply of (or a reduction in demand for) and the attractiveness of the Property to prospective tenants; ● changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws; ● costs of remediation and liabilities associated with environmental conditions; and; ● the potential for uninsured or underinsured property losses. These factors may have a material adverse effect on the value that we can realize from the Property.

We may not be able to sell the Property at a price equal to, or greater than, the total amount of capital we have invested in the Property, which may lead to a decrease in the value of the Securities.

The value of the Property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a Property. Such loss, would reduce the value of the Securities.

We will engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation: ● start up, development, repositioning and redevelopment costs may be higher than anticipated; ● cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and ● changes in the pricing and availability of buyers and sellers. These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to make distributions to our Investors.

Our Property may be subject to impairment charges.

We will periodically evaluate our Property for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of the Property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the non-renewal of the Terrorism Risk Insurance Act of 2002, or the TRIA, could reduce our cash flows and the return on our Investors' investments.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims. This risk is particularly relevant with respect to potential acts of terrorism. The TRIA, under which the U.S. federal government bore a significant portion of insured losses caused by terrorism, will expire on December 31, 2020, and there can be no assurance that Congress will act to renew or replace the TRIA following its expiration. If the TRIA is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us. Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons could expose us to uninsured casualty losses. If the Property incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our Investors' investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to Investors. Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance the Property could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Property in the future will depend on prevailing economic and market conditions. Our inability to sell the Property on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

The Property will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases/purchase agreements. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns. The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to our Investors. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property. In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating the Property. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.

The Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If the Property is not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our Property may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors

Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7810 BOEING AVE, LLC
a California limited liability company

SUBSCRIPTION DOCUMENTS BOOKLET

Investor: «=investor.name»

7810 Boeing Ave LLC
(the "**Company**")

Table of Contents to Subscription Agreement Booklet

UPON DECIDING TO PURCHASE UNITS OF MEMBERSHIP INTERESTS IN THE COMPANY, PLEASE COMPLETE THE DOCUMENTS BELOW USING THE PORTAL MAINTAINED BY THE INTERMEDIARY HOSTING THE OFFERING:

Table of Contents

This document is your application to purchasing an interest in the Company. THE SUBSCRIPTION AGREEMENT MUST BE READ IN ITS ENTIRETY. IT CONTAINS VARIOUS STATEMENTS, REPRESENTATIONS, WARRANTIES, AND COVENANTS.

This document is attached to the Company's Operating Agreement to show the Subscriber's consent and membership to it.

This document is a necessary tax form each Subscriber must complete so that the Company may make distributions.

This document is a necessary tax form each Subscriber must complete so that the Company may make distributions if the Subscruber is a Non-U.S. Person.

This document provides the Company with the name(s) the Subscriber(s) will holder their interest in the Company.

This provides the Company the ability to affix Subscribers' signature on to documents as necessary and appropriate with regard to the Company.

This Subscription Documents Booklet will be electronically provided to the Company upon the close of the Offering.

SUBSCRIPTION AGREEMENT
7810 Boeing Ave LLC

7810 Boeing Ave LLC
7416 Westlawn Ave., Los Angeles CA 90045

Ladies and Gentlemen:

1. **Subscription**.

1.1. The undersigned (the "**Subscriber**"), intending to be legally bound, hereby irrevocably agrees to purchase from 7810 Boeing Ave LLC, a California limited liability company (the "**Company**"), the number of units of membership interests (the "**Units**") set forth on the front of this Subscription Agreement at a purchase price of $3.34/unit for the aggregate purchase price set forth on the front page hereto (the "**Subscription Price**") on the terms and conditions of the Operating Agreement governing the Company, as amended from time to time (the "**Operating Agreement**"), a copy of which the Subscriber has received and read. This subscription is submitted to Megan Blu the managing member of the Company (the "**Manager**") by the Subscriber in accordance with and subject to the terms and conditions described in this Subscription Agreement, relating to the Reg CF offering by the Company (the "**Offering**") of up to 32,000 Units[1] for maximum aggregate gross proceeds of $106,880 ("**Maximum Offering Amount**").

1.2. The closing of the Offering (the "**Closing**") will occur on the Offering deadline listed in the Form C or, if the Manager decides otherwise, the earliest to occur of (i) the date subscriptions for the Maximum Offering Amount have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Minimum Offering Amount have been accepted *provided in either case* the Manager provides proper notice pursuant to Reg. CF Rule 304(b). If the Closing has not occurred, the Offering shall be terminated (i) December 31, 2020, which period may be extended by the Manager in its sole discretion, or (ii) on any date on which the Manager elects to terminate the Offering in its sole discretion (the "**Termination Date**").

2. **Payment**. Concurrent with the execution hereof, the Subscriber authorizes Prime Trust, LLC, a Nevada trust as escrow agent for the Company's Offering (the "**Escrow Agent**"), to request the Subscription Price from the Subscriber. The Escrow Agent to maintain all such funds for the Subscriber's benefit in a segregated non-interest-bearing account until the earliest to occur of: (i) the Closing, (ii) the rejection of such subscription or (iii) the Termination Date.

3. **Termination of Offering or Rejection of Subscription**.

3.1. In the event that the Company does not affect the Closing on or before the Termination Date (as amended), the Escrow Agent will promptly refund the Subscription Price

[1] The total amount of Units issued in this offering may exceed 32,000 as the intermediary for this offering is entitled to one percent (1%) of all securities sold, this means the maximum amount of Units that may be issued in this offering is 32,320.

paid by the Subscriber, without deduction, offset or interest accrued thereon and this Subscription Agreement shall thereafter be of no further force or effect.

3.2. The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for Units, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Subscriber of notice of acceptance of this subscription. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause the Escrow Agent to return promptly the rejected Subscription Price or the rejected portion thereof to the Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

4. **Acceptance of Subscription**. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (a) the Company has the unconditional right, exercisable in its sole and absolute discretion, to accept or reject this Agreement in whole or in part; (b) subscriptions need not be accepted in the order received; (c) all subscriptions are subject to prior sale, withdrawal, modification or cancellation of the Offering by the Company; (d) no subscription will be valid unless and until accepted by the Company; (e) this Agreement will be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company on behalf of the Company; and (f) notwithstanding anything in this Agreement to the contrary, the Company has no obligation to issue the Membership Interests to any person to whom the issuance of the Membership Interests would constitute a violation of any federal or state securities laws.

5. **Representations and Warranties, Acknowledgments, and Agreements**. The Subscriber hereby acknowledges, represents, warrants and agrees to and with the Company, and the Manager as follows:

5.1. The Subscriber is aware that an investment in the Units involves a significant degree of risk, and has received and carefully read the Offering Memorandum and, in particular, the "Risk Factors" section therein. The Subscriber understands that the Company is subject to all the risks applicable to early-stage companies, whether or not set forth in such "Risk Factors". The Subscriber acknowledges that no representations or warranties have been made to it or to its advisors or representatives with respect to the business or prospects of the Company, or their financial condition.

5.2. The offering and sale of the Units has not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws. The Subscriber understands that the offering and sale of the Units is intended to be exempt from registration under the Securities Act, by virtue of Regulation CF of the Securities Act of 1933 thereof, based, in part, upon the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement. The Subscriber is purchasing the Units for its own account for investment purposes only and not with a view to or intent of resale or distribution thereof in violation of any applicable securities laws, in whole or in part.

5.3. The Subscriber acknowledges that neither the SEC nor any state securities commission or other regulatory authority has passed upon or endorsed the merits of the offering of the Units.

5.4. In evaluating the suitability of an investment in the Units, the Subscriber has not relied upon any representation or information (oral or written) other than as set forth on https://republic.co/boeing-ave together with any attached exhibits including, the Operating Agreement and this Subscription Agreement.

5.5. Except as previously disclosed in writing to the Company, the Subscriber has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and the Subscriber shall be solely liable for any such fees and shall indemnify the Company with respect thereto pursuant to Section 6.

5.6. The Subscriber, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the Offering Memorandum to evaluate the merits and risks of an investment in the Units and the Company and to make an informed investment decision with respect thereto.

5.7. No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Subscriber or any of the Subscriber's affiliates is required for the execution of this Subscription Agreement or the performance of the Subscriber's obligations hereunder, including, without limitation, the purchase of the Units by the Subscriber.

5.8. The Subscriber has adequate means of providing for such Subscriber's current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the Units for an indefinite period of time.

5.9. The Subscriber (a) if a natural person, represents that the Subscriber has reached the age of 18 (or such other age as required by their state of residence) and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof; or (b) if a corporation, partnership, or limited liability company or other entity, represents that such entity was not formed for the specific purpose of acquiring the Units, such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the Units, the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (c) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom the Subscriber is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Subscription Agreement constitutes a legal, valid and binding obligation of such entity. The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Subscriber is a party or by which it is bound.

5.10. Any power of attorney of the Subscriber granted in favor of the Manager contained in the Operating Agreement has been executed by the Subscriber in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

5.11. The Subscriber is either (a) a natural person resident, (b) a partnership, corporation or limited liability company organized under the laws of the United States, (c) an estate of which any executor or administrator is a U.S. person, (d) a trust of which any trustee is a U.S. person, (e) an agency or branch of a foreign entity located in the United States, (f) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person, or (g) a partnership or corporation organized or incorporated under the laws of a foreign jurisdiction that was formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act. The Subscriber is not (i) a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States, (ii) an estate of which any professional fiduciary acting as executor or administrator is a U.S. person if an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate and the estate is governed by foreign law, (iii) a trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person, (iv) an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country, or (v) an agency or branch of a U.S. person located outside the United States that operates for valid business reasons engaged in the business of insurance or banking that is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

5.12. Any information which the Subscriber has heretofore furnished or is furnishing herewith to the Company is true, complete and accurate and may be relied upon by the Manager, or the Company in particular, in determining the availability of an exemption from registration under federal and state securities laws in connection with the Offering. The Subscriber further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Units.

5.13. The Subscriber is not, nor is it acting on behalf of, a "benefit plan investor" within the meaning of 29 C.F.R. § 2510.3-101(f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation, the "**Plan Asset Regulation**", and a benefit plan investor described in the Plan Asset Regulation, a "**Benefit Plan Investor**"). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Internal Revenue Code applies and any entity, including any insurance company general account, whose underlying assets constitute "plan assets", as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor's investment in such entity.

5.14. The Subscriber is satisfied that the Subscriber has received adequate information with respect to all matters which it or its advisors, if any, consider material to its decision to make this investment.

5.15. Within five (5) days after receipt of a written request from the Manager, the Subscriber will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

5.16. THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE UNITS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY THE OPERATING AGREEMENT. THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

5.17. The Subscriber should check the Office of Foreign Assets Control ("**OFAC**") website at http://www.treas.gov/ofac before making the following representations. The Subscriber represents that the amounts invested by it in the Company in the Offering were not and are not directly or indirectly derived from activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at http://www.treas.gov/ofac. In addition, the programs administered by OFAC (the "**OFAC Programs**") prohibit dealing with individuals, including specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs, or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists. Furthermore, to the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a country, territory, individual or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Company may not accept any amounts from a prospective investor if such prospective investor cannot make the representation set forth in the preceding paragraph. The Subscriber agrees to promptly notify the Company should the Subscriber become aware of any change in the information set forth in these representations. The Subscriber understands and acknowledges that, by law, the Company may be obligated to "freeze the account" of the Subscriber, either by prohibiting additional subscriptions from the Subscriber, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and the Company may also be required to report such action and to disclose the Subscriber's identity to OFAC. The Subscriber further acknowledges that the Company may, by written notice to the Subscriber, suspend the redemption rights, if any, of the Subscriber if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any of the Company's other service providers. These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

5.18. To the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a senior foreign political figure, or an immediate family member or close associate of a senior foreign political figure. A "senior foreign political figure" is a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a "senior foreign political figure" includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure. "Immediate family" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children and in-laws. A "close associate" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

5.19. If the Subscriber is affiliated with a non-U.S. banking institution (a "**Foreign Bank**"), or if the Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Subscriber represents and warrants to the Company that: (a) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (b) the Foreign Bank maintains operating records related to its banking activities; (c) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (d) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

5.20. The Subscriber has read and reviewed the confidentiality provisions found in Article XIV of the Company's Operating Agreement, which are hereby incorporated by reference and the Subscriber affirms their understanding and consent to.

5.21. Each of the representations and warranties of the parties hereto set forth in this Section 5 and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

6. **Indemnification**. The Subscriber agrees to indemnify and hold harmless the Company, the Manager and their respective officers, directors, employees, agents, members, partners, control persons and affiliates (each of which shall be deemed third party beneficiaries hereof) from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation or warranty, or misrepresentation or omission to state a material fact, or breach by the Subscriber of any covenant or agreement made by the Subscriber herein or in any other document delivered in connection with this Subscription Agreement. Notwithstanding the foregoing, no representation, warranty, covenant or acknowledgment made herein by the Subscriber shall be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

7. **Irrevocability; Binding Effect**. The Subscriber hereby acknowledges and agrees that the subscription hereunder is irrevocable by the Subscriber, except as required by applicable law, and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. If the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, legal representatives, and permitted assigns.

8. **Modification**. This Subscription Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

9. **Assignability**. This Subscription Agreement and the rights, interests and obligations hereunder are not transferable or assignable by the Subscriber and the transfer or assignment of the Units shall be made only in accordance with all applicable laws and the Operating Agreement. Any assignment contrary to the terms hereof shall be null and void and of no force or effect.

10. **Applicable Law and Jurisdiction**. This Subscription Agreement and the rights and obligations of the Subscriber arising out of or in connection with this Subscription Agreement,

the Operating Agreement and the Offering Memorandum shall be construed in accordance with and governed by the internal laws of the State of New York without regard to principles of conflict of laws. The Subscriber (a) irrevocably submits to the non-exclusive jurisdiction and venue of the state and federal courts sitting in New York, NY, in any action arising out of this Subscription Agreement, the Operating Agreement and the Offering Memorandum and (b) consents to the service of process by mail.

11. **Use of Pronouns**. All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

12. **Miscellaneous**.

12.1. Sections 15.1 (Addresses and Notices) and 15.2 (Further Action) of the Operating Agreement are deemed incorporated by reference into this Subscription Agreement.

12.2. This Subscription Agreement, together with the Operating Agreement, constitutes the entire agreement between the Subscriber and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

12.3. The covenants, agreements, representations and warranties of the Company and the Subscriber made, and the indemnification rights provided for, in this Subscription Agreement shall survive the execution and delivery hereof and delivery of the Units, regardless of any investigation made by or on behalf of any party, and shall survive delivery of any payment for the Subscription Price.

12.4. Except to the extent otherwise described in the Offering Memorandum, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

12.5. This Subscription Agreement may be executed in one or more counterparts each of which shall be deemed an original (including signatures sent by facsimile transmission or by email transmission of a PDF scanned document or other electronic signature), but all of which shall together constitute one and the same instrument.

12.6. Each provision of this Subscription Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

12.7. Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

12.8. Words and expressions which are used but not defined in this Subscription Agreement shall have the meanings given to them in the Operating Agreement.

Subscription Agreement to subscribe for 7810 Boeing Ave LLC

Legal Name of Subscriber

«=investor.name»

Number of Units subscribed for

«=investment.amount»

Total Purchase Price of Units subscribed for

Investor Information:

Address

City

State

Zip

Country

Email Address

«=investor.email»

EXHIBIT A - SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT

7810 BOEING AVE LLC
UNITS

The Subscriber hereby elects to subscribe under the Subscription Agreement for the number and price of the Units stated on the front page of this Subscription Agreement and executes the Subscription Agreement.

Print Name of Subscriber: «=investor.name»

By and Date:

Title of Authorized Signatory (if an entity):

Accepted:

7810 BOEING AVE LLC
By: Megan Blu, as managing member

By and Date: «=issuer.signature»

Name: Megan Blu

Title: Manager

EXHIBIT A – SIGNATURE PAGE TO OPERATING AGREEMENT

[Attached]


COUNTERPART SIGNATURE PAGE
TO
OPERATING AGREEMENT


        Reference is made to the Operating Agreement of the Company, dated as of September 8, 2020 (as may be amended from time to time, the "Operating Agreement"), by and among the Members of 7810 Boeing Ave LLC (the "Company").

        The undersigned hereby executes this counterpart signature page to the Operating Agreement and authorizes this signature page to be attached as a counterpart signature page to the Operating Agreement.

        The undersigned acknowledges that he/she/it is a Member for all purposes under the Operating Agreement and that, in such capacity, the undersigned will be bound by, and will be entitled to the rights and benefits of, the terms and provisions of the Operating Agreement.

By: «=investor.signature»
Name and Date: «=investor.name»
[ ] Check Box if Entity
[ ] Check Box if Co-Subscriber
By Co-Subscriber:
Name Co-Subscriber:

<u>**Exhibit B – Substitute Form W-9**</u>

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1)   The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)   I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)   I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

Subscriber

«=investor.name»   Co-Subscriber (if Applicable)

_____   _____

Signature: Signature:

_____   _____

Social Security or Tax Identification Number   Social Security or Tax Identification
Number

<u>**Exhibit B-II – Substitute Form W-8BEN**</u>

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number or a foreign tax identification number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-8BEN.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but not subject to tax under applicable income tax treaty, or (c) the partner's share of a partnership effectively connected income.

(3) I am a not a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

Subscriber:	Co-Subscriber (if Applicable):
«=investor.name»	«=co-investor.name»
Signature:	Signature:
«=investor.signature»	«=co_subscriber.signature»
Country of Residence :	Country of Residence :
«=investor.COUNTRY»	«=co_subscriber.COUNTRY»
TIN #:	TIN #:
«=investor.ssn»	«=co_subscriber.ssn»

Exhibit C – Registration Instructions

Please print or type below the exact way in which the Subscriber desires the Certificates to be registered. Use multiple sheets if necessary.

NAME: «=investor.name»

Additional Name if Tenant in Common or Joint Tenants: _____

Mailing Address: _____

Social Security Number or other Taxpayer Identification Number: _____

Number of Membership Interests to be registered in above name(s): _____

Legal form of ownership: (select one)

__	Individual	__	Joint Tenants w/ Rights of Survivorship
__	Tenants in Common	__	Other: _____

Exhibit D – Power of Attorney

The undersigned, as a Member, hereby makes, constitutes and appoints the Manager, Megan Blu, his, her or its true and lawful attorney-in-fact for him, her or it and in such Member's name, place and stead, to make, execute, sign, acknowledge, file for recording at the appropriate public offices and publish such documents as may be necessary to carry out the provisions of the Operating Agreement, including (i) the Operating Agreement, (ii) any Articles of Organization, and (iii) such other certificates or instruments as may be required by law, or are necessary to the conduct of the Company business. Each Member will execute and deliver to the Manager, within five (5) days after receipt of such person's written request therefor, such other and further powers of attorney and instruments as the Manager deems necessary to carry out the purpose of this Section. For the avoidance of any doubt, no Member will be required to deliver to the Manager any further powers of attorney or instruments if the subject power of attorney or instruments relates to an action required by the Operating Agreement to be approved by the Members until such time as the requisite percentage of the Members has approved such actions in accordance with the Operating Agreement.

The foregoing grant of authority is hereby declared to be irrevocable and a power coupled with an interest and will not be affected by the death or disability of any Member or the assignment by any Member of his, her or its Interest; provided that in the event of such assignment of a Member's entire interest, the foregoing power of attorney of an assignor Member will survive such assignment only until such time as the assignee is admitted to the Company as a Substitute Member and all required documents and instruments have been duly executed, filed and recorded to effect each substitution or until such time as the Company repurchases such Member's remaining rights as permitted in the Operating Agreement.

In the event of any conflict or inconsistency between the provisions of the Operating Agreement and any document executed, signed or acknowledged by the Manager or filed for recording or published pursuant to the power of attorney granted hereby, the Operating Agreement will govern except to the extent such document specifically amends the Operating Agreement.

By and Date: «=investor.signature»
Name: «=investor.name»
[ ] Check Box if Entity
[ ] Check Box if Co-Subscriber
By Co-Subscriber:
Name Co-Subscriber:

EXHIBIT D

Operating Agreement

Operating Agreement

7810 Boeing Ave LLC,
a California Limited Liability Company

THIS OPERATING AGREEMENT of 7810 Boeing Ave LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A.   The Members have formed the Company as a California limited liability company under the California Revised Uniform Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of California. The Members hereby adopt and approve the articles of organization of the Company filed with the California Secretary of State.

B.   The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE 1: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the California Revised Uniform Limited Liability Company Act.

"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Manager" means each Person who has authority to manage the business and affairs of the Company pursuant to this Agreement; such Persons are listed on Exhibit B, as may be updated from time to time according to the terms of this Agreement. A Manager may be, but is not required to be, a Member.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the California Revised Uniform Limited Liability Company Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"Ownership Interest" means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Percentage Interest" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as either:

A.   If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B.   If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(1)   the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

(2)   the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

$$\text{Percentage Interest} = \frac{MU}{TU}$$

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Units" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1 **Initial Capital Contributions.** The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

2.2 **Subsequent Capital Contributions.** Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously agreed by the Members.

2.3 Additional Members.

A.   With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by a unanimous written agreement signed by all of the existing Members.

B.   Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Managers deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4 **Capital Accounts.** Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5 **Interest.** No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6 **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the California Revised Uniform Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 **Allocations.** Unless otherwise agreed to by the unanimous consent of the Members any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.

3.2 Distributions. The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Managers in accordance with the California Revised Uniform Limited Liability Company Act.

3.3 Limitations on Distributions. The Company must not make a distribution to a Member if, after giving effect to the distribution:

A.   The Company would be unable to pay its debts as they become due in the usual course of business; or

B.   The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

ARTICLE 4: MANAGEMENT

4.1 Management.

A.   **Generally.** Subject to the terms of this Agreement and the California Revised Uniform Limited Liability Company Act, the business and affairs of the Company will be managed by the Board of Managers, as further described below. The Members initially nominate and elect the Person(s) set forth on Exhibit B to serve as the Manager(s) of the Company. The Managers will act under the direction of the Members and may be elected or removed at any time, for any reason or no reason, by the Members holding a majority of the Voting Interest of the Company. Exhibit B must be amended to reflect any changes in Managers.

B.   **Approval and Action.** Unless greater or other authorization is required pursuant to this Agreement or under the California Revised Uniform Limited Liability Company Act for the Company to engage in an activity or transaction, all activities or transactions must be approved by a majority of Managers, to constitute the act of the Company or serve to bind the Company, but if the Managers cannot reach a majority vote, the dispute will be submitted to the Members to be resolved by the affirmative vote of the Members holding at least a majority of the Voting Interest of the Company. With such approval, the signature of any Managers authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved. Without such approval, no Managers acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

C. **Certain Decisions Requiring Greater Authorization.** Notwithstanding clause B above, the following matters require unanimous approval of the Members in a consent in writing to constitute an act of the Company:

(i) A material change in the purposes or the nature of the Company's business;

(ii) With the exception of a transfer of interest governed by Article 7 of this Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Percentage Interest, or Voting Interest in any manner other than in accordance with this Agreement;

(iii) A merger or conversion under the California Revised Uniform Limited Liability Company Act;

(iv) Any other act outside the ordinary course of the Company's activities;

(v) The sale, lease, exchange, or other disposition of all, or substantially all, of the Company's property, with or without goodwill, outside the ordinary course of the Company's activities; and

(vi) The amendment of this Agreement.

4.2 **Meetings of Managers.** Regular meetings of the Managers are not required but may be held at such time and place as the Managers deem necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference call, or by any other means permitted under the California Revised Uniform Limited Liability Company Act. In addition, Company actions requiring a vote may be carried out without a meeting if all of the Managers consent in writing to approve the action.

4.3 **Officers.** The Managers are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and perform the duties that the Managers determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is

-6-

chosen and appointed by the Managers; or (b) the officer is dismissed or terminated by the Managers, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Managers, and may be terminated, at any time and for any reason, by the Managers.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 **Accounts**. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

5.2 **Records**. The Managers will keep or cause the Company to keep the following business records.

(i) An up to date list of the Members, each of their respective full legal names, last known business or residence address, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

(ii) A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

(iii) A copy of the articles of organization of the Company, as may be amended from time to time ("Articles of Organization"); and

(iv) An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

5.3 Income Tax Returns. Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4 Subchapter S Election. The Company may, upon unanimous consent of the Members, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5 Tax Matters Member. Anytime the Company is required to designate or select a tax matters partner or partnership representative, pursuant to Section 6223 of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members must designate one of the Members as the tax matters partner or partnership representative of the Company and keep such designation in effect at all times.

5.6 Banking. All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Managers are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

ARTICLE 6: MEMBERSHIP – VOTING AND MEETINGS

6.1 Members and Voting Rights. The Members have the right and power to vote on all matters with respect to which the Articles of Organization, this Agreement, or the California Revised Uniform Limited Liability Company Act requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the California Revised Uniform Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

6.2 Meetings of Members. Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. Meetings may be called by any Member or Members, holding 10% or more of the Percentage Interests, for the purpose of addressing any matters on which the Members may vote. A written notice setting forth the date, time, and location of a meeting must be sent at least ten

(10) days but no more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided in the California Revised Uniform Limited Liability Company Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the California Revised Uniform Limited Liability Company Act, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action. If any action is taken without a meeting and without unanimous written consent of the Members, notice of such action must be sent to each Member that did not consent to the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 **Withdrawal.** Members may withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if all of the Members unanimously agree in a written consent. Subject to the provisions of Article 3, a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account, which must be paid by the Company to such Member within ninety (90) days of the withdrawal date unless otherwise agreed in writing.

7.2 **Restrictions on Transfer; Admission of Transferee.** A Member may transfer Membership Interests to any other Person without the consent of any other Member. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full.

ARTICLE 8: DISSOLUTION

8.1 **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

(i)   The vote of the Members holding at least a majority of the Voting Interest of the Company to dissolve the Company;

(ii)   Entry of a decree of judicial dissolution under Section 17707.01 of the California Revised Uniform Limited Liability Company Act;

(iii)   The sale or transfer of all or substantially all of the Company's assets;

(iv)   A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity; or

(v)   The Company has no members during 90 consecutive days, except on the death of a natural person who is the sole member of the Company, the status of the member, including Membership Interest, may pass to the heirs, successors, and assigns of the member by will or applicable law.

8.2 **No Automatic Dissolution Upon Certain Events.** Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification.** The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, Manager, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Manager, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under California law. "Proceeding," as used in this Article 9, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

9.2 Mandatory. The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, California law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

9.3 Expenses Paid by the Company Prior to Final Disposition. Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a vote of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification) or a majority of the Managers that are not seeking indemnification, as the case may be. Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).

ARTICLE 10: GENERAL PROVISIONS

10.1 Notice. (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.

10.2 Entire Agreement; Amendment. This Agreement along with the Articles of Organization (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the California Revised Uniform Limited Liability

Company Act. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the California Revised Uniform Limited Liability Company Act.

10.3 **Governing Law; Severability**. This Agreement will be construed and enforced in accordance with the laws of the state of California. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.4 **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary**. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference**. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

[Remainder Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

Dated: __9/8/2020__



Signature of Megan C. Blu



Signature of Arlene B. Corsetti



Signature of Richard A. Corsetti

EXHIBIT A
MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, and 10.1.

Members	Capital Contribution	Percentage Interest
Megan C. Blu Address: 7416 Westlawn Ave. Los Angeles, California 90045		33%
Arlene B. Corsetti Address: 7416 Westlawn Ave. Los Angeles, California 90045		34%
Richard A. Corsetti Address: 7416 Westlawn Ave. Los Angeles, California 90045		33%

MANAGERS

Manager(s) of the Company are set forth below.

Megan C Blu

Exhibit E

Purchase & Sale Agreement



CALIFORNIA ASSOCIATION OF REALTORS®

DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP

(Buyer's Brokerage Firm to Buyer)
(As required by the Civil Code)
(C.A.R. Form AD, Revised 12/18)

☐ (If checked) This form is being provided in connection with a transaction for a leasehold interest exceeding one year as per Civil Code section 2079.13(j), (k) and (l).

When you enter into a discussion with a real estate agent regarding a real estate transaction, you should from the outset understand what type of agency relationship or representation you wish to have with the agent in the transaction.

SELLER'S AGENT

A Seller's agent under a listing agreement with the Seller acts as the agent for the Seller only. A Seller's agent or a subagent of that agent has the following affirmative obligations:

To the Seller: A Fiduciary duty of utmost care, integrity, honesty and loyalty in dealings with the Seller.

To the Buyer and the Seller:

(a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
(b) A duty of honest and fair dealing and good faith.
(c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties. An agent is not obligated to reveal to either party any confidential information obtained from the other party that does not involve the affirmative duties set forth above.

BUYER'S AGENT

A Buyer's agent can, with a Buyer's consent, agree to act as agent for the Buyer only. In these situations, the agent is not the Seller's agent, even if by agreement the agent may receive compensation for services rendered, either in full or in part from the Seller. An agent acting only for a Buyer has the following affirmative obligations:

To the Buyer: A fiduciary duty of utmost care, integrity, honesty and loyalty in dealings with the Buyer.

To the Buyer and the Seller:

(a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
(b) A duty of honest and fair dealing and good faith.
(c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties. An agent is not obligated to reveal to either party any confidential information obtained from the other party that does not involve the affirmative duties set forth above.

AGENT REPRESENTING BOTH SELLER AND BUYER

A real estate agent, either acting directly or through one or more salespersons and broker associates, can legally be the agent of both the Seller and the Buyer in a transaction, but only with the knowledge and consent of both the Seller and the Buyer.

In a dual agency situation, the agent has the following affirmative obligations to both the Seller and the Buyer:

(a) A fiduciary duty of utmost care, integrity, honesty and loyalty in the dealings with either the Seller or the Buyer.
(b) Other duties to the Seller and the Buyer as stated above in their respective sections.

In representing both Seller and Buyer, a dual agent may not, without the express permission of the respective party, disclose to the other party confidential information, including, but not limited to, facts relating to either the Buyer's or Seller's financial position, motivations, bargaining position, or other personal information that may impact price, including the Seller's willingness to accept a price less than the listing price or the Buyer's willingness to pay a price greater than the price offered.

SELLER AND BUYER RESPONSIBILITIES

Either the purchase agreement or a separate document will contain a confirmation of which agent is representing you and whether that agent is representing you exclusively in the transaction or acting as dual agent. Please pay attention to that confirmation to make sure it accurately reflects your understanding of your agent's role.

The above duties of the agent in a real estate transaction do not relieve a Seller or Buyer from the responsibility to protect his or her own interests. You should carefully read all agreements to assure that they adequately express your understanding of the transaction. A real estate agent is a person qualified to advise about real estate. If legal or tax advice is desired, consult a competent professional.

If you are a Buyer, you have the duty to exercise reasonable care to protect yourself, including as to those facts about the property which are known to you or within your diligent attention and observation.

Both Sellers and Buyers should strongly consider obtaining tax advice from a competent professional because the federal and state tax consequences of a transaction can be complex and subject to change.

Throughout your real property transaction you may receive more than one disclosure form, depending upon the number of agents assisting in the transaction. The law requires each agent with whom you have more than a casual relationship to present you with this disclosure form. You should read its contents each time it is presented to you, considering the relationship between you and the real estate agent in your specific transaction. **This disclosure form includes the provisions of Sections 2079.13 to 2079.24, inclusive, of the Civil Code set forth on page 2. Read it carefully. I/WE ACKNOWLEDGE RECEIPT OF A COPY OF THIS DISCLOSURE AND THE PORTIONS OF THE CIVIL CODE PRINTED ON THE BACK (OR A SEPARATE PAGE).**

☒ Buyer ☐ Seller ☐ Landlord ☐ Tenant — DocuSigned by: [signature] Megan Corsetti Blu 5DEFEA755F7742E... — Date 8/15/2020

☒ Buyer ☐ Seller ☐ Landlord ☐ Tenant — DocuSigned by: [signature] Richard Corsetti B60960CCBF2D416... & DocuSigned by: [signature] Arlene Corsetti 755A63291B424FF... — Date 8/15/2020

Agent RE/MAX Estate Properties DRE Lic. # 01879720
Real Estate Broker (Firm)

By DocuSigned by: [signature] John Capiro B8D0CE23CAB74BD... DRE Lic. # 00925696 Date 8/15/2020
(Salesperson or Broker-Associate, if any) John Capiro

AD REVISED 12/18 (PAGE 1 OF 2)

DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP (AD PAGE 1 OF 2)



EQUAL HOUSING OPPORTUNITY

CIVIL CODE SECTIONS 2079.13 – 2079.24 (2079.16 APPEARS ON THE FRONT)

2079.13. As used in Sections 2079.7 and 2079.14 to 2079.24, inclusive, the following terms have the following meanings:
(a) "Agent" means a person acting under provisions of Title 9 (commencing with Section 2295) in a real property transaction, and includes a person who is licensed as a real estate broker under Chapter 3 (commencing with Section 10130) of Part 1 of Division 4 of the Business and Professions Code, and under whose license a listing is executed or an offer to purchase is obtained. The agent in the real property transaction bears responsibility for that agent's salespersons or broker associates who perform as agents of the agent. When a salesperson or broker associate owes a duty to any principal, or to any buyer or seller who is not a principal, in a real property transaction, that duty is equivalent to the duty owed to that party by the broker for whom the salesperson or broker associate functions.
(b) "Buyer" means a transferee in a real property transaction, and includes a person who executes an offer to purchase real property from a seller through an agent, or who seeks the services of an agent in more than a casual, transitory, or preliminary manner, with the object of entering into a real property transaction. "Buyer" includes vendee or lessee of real property. **(c)** "Commercial real property" means all real property in the state, except (1) single-family residential real property, (2) dwelling units made subject to Chapter 2 (commencing with Section 1940) of Title 5, (3) a mobilehome, as defined in Section 798.3, (4) vacant land, or (5) a recreational vehicle, as defined in Section 799.29. **(d)** "Dual agent" means an agent acting, either directly or through a salesperson or broker associate, as agent for both the seller and the buyer in a real property transaction. **(e)** "Listing agreement" means a written contract between a seller of real property and an agent, by which the agent has been authorized to sell the real property or to find or obtain a buyer, including rendering other services for which a real estate license is required to the seller pursuant to the terms of the agreement. **(f)** "Seller's agent" means a person who has obtained a listing of real property to act as an agent for compensation.**(g)** "Listing price" is the amount expressed in dollars specified in the listing for which the seller is willing to sell the real property through the seller's agent. **(h)** "Offering price" is the amount expressed in dollars specified in an offer to purchase for which the buyer is willing to buy the real property. **(i)** "Offer to purchase" means a written contract executed by a buyer acting through a buyer's agent that becomes the contract for the sale of the real property upon acceptance by the seller. **(j)** "Real estate" means any estate specified by subdivision (1) or (2) of Section 761 in property, and includes (1) single-family residential property, (2) multiunit residential property with more than four dwelling units, (3) commercial real property, (4) vacant land, (5) a ground lease coupled with improvements, or (6) a manufactured home as defined in Section 18007 of the Health and Safety Code, or a mobilehome as defined in Section 18008 of the Health and Safety Code, when offered for sale or sold through an agent pursuant to the authority contained in Section 10131.6 of the Business and Professions Code. **(k)** "Real property transaction" means a transaction for the sale of real property in which an agent is retained by a buyer, seller, or both a buyer and seller to act in that transaction, and includes a listing or an offer to purchase. **(l)** "Sell," "sale," or "sold" refers to a transaction for the transfer of real property from the seller to the buyer and includes exchanges of real property between the seller and buyer, transactions for the creation of a real property sales contract within the meaning of Section 2985, and transactions for the creation of a leasehold exceeding one year's duration. **(m)** "Seller" means the transferor in a real property transaction and includes an owner who lists real property with an agent, whether or not a transfer results, or who receives an offer to purchase real property of which he or she is the owner from an agent on behalf of another. "Seller" includes both a vendor and a lessor of real property. **(n)** "Buyer's agent" means an agent who represents a buyer in a real property transaction.
2079.14. A seller's agent and buyer's agent shall provide the seller and buyer in a real property transaction with a copy of the disclosure form specified in Section 2079.16, and shall obtain a signed acknowledgment of receipt from that seller and buyer, except as provided in Section 2079.15, as follows: **(a)** The seller's agent, if any, shall provide the disclosure form to the seller prior to entering into the listing agreement. **(b)** The buyer's agent shall provide the disclosure form to the buyer as soon as practicable prior to execution of the buyer's offer to purchase. If the offer to purchase is not prepared by the buyer's agent, the buyer's agent shall present the disclosure form to the buyer not later than the next business day after receiving the offer to purchase from the buyer.
2079.15. In any circumstance in which the seller or buyer refuses to sign an acknowledgment of receipt pursuant to Section 2079.14, the agent shall set forth, sign, and date a written declaration of the facts of the refusal.
2079.16 Reproduced on Page 1 of this AD form.
2079.17(a) As soon as practicable, the buyer's agent shall disclose to the buyer and seller whether the agent is acting in the real property transaction as the buyer's agent, or as a dual agent representing both the buyer and the seller. This relationship shall be confirmed in the contract to purchase and sell real property or in a separate writing executed or acknowledged by the seller, the buyer, and the buyer's agent prior to or coincident with execution of that contract by the buyer and the seller, respectively. **(b)** As soon as practicable, the seller's agent shall disclose to the seller whether the seller's agent is acting in the real property transaction as the seller's agent, or as a dual agent representing both the buyer and seller. This relationship shall be confirmed in the contract to purchase and sell real property or in a separate writing executed or acknowledged by the seller and the seller's agent prior to or coincident with the execution of that contract by the seller.
CONFIRMATION: The following agency relationships are confirmed for this transaction:

Seller's Brokerage Firm _____ DO NOT COMPLETE. SAMPLE ONLY _____ License Number _____
Is the broker of (check one): ☐ the seller; or ☐ both the buyer and seller. (dual agent)
Seller's Agent _____ DO NOT COMPLETE. SAMPLE ONLY _____ License Number _____
Is (check one): ☐ the Seller's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)
Buyer's Brokerage Firm _____ DO NOT COMPLETE. SAMPLE ONLY _____ License Number _____
Is the broker of (check one): ☐ the buyer; or ☐ both the buyer and seller. (dual agent)
Buyer's Agent _____ DO NOT COMPLETE. SAMPLE ONLY _____ License Number _____
Is (check one): ☐ the Buyer's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)

(d) The disclosures and confirmation required by this section shall be in addition to the disclosure required by Section 2079.14. An agent's duty to provide disclosure and confirmation of representation in this section may be performed by a real estate salesperson or broker associate affiliated with that broker.
2079.18 (Repealed pursuant to AB-1289)
2079.19 The payment of compensation or the obligation to pay compensation to an agent by the seller or buyer is not necessarily determinative of a particular agency relationship between an agent and the seller or buyer. A listing agent and a selling agent may agree to share any compensation or commission paid, or any right to any compensation or commission for which an obligation arises as the result of a real estate transaction, and the terms of any such agreement shall not necessarily be determinative of a particular relationship.
2079.20 Nothing in this article prevents an agent from selecting, as a condition of the agent's employment, a specific form of agency relationship not specifically prohibited by this article if the requirements of Section 2079.14 and Section 2079.17 are complied with.
2079.21 **(a)** A dual agent may not, without the express permission of the seller, disclose to the buyer any confidential information obtained from the seller. **(b)** A dual agent may not, without the express permission of the buyer, disclose to the seller any confidential information obtained from the buyer. **(c)** "Confidential information" means facts relating to the client's financial position, motivations, bargaining position, or other personal information that may impact price, such as the seller is willing to accept a price less than the listing price or the buyer is willing to pay a price greater than the price offered. **(d)** This section does not alter in any way the duty or responsibility of a dual agent to any principal with respect to confidential information other than price.
2079.22 Nothing in this article precludes a seller's agent from also being a buyer's agent. If a seller or buyer in a transaction chooses to not be represented by an agent, that does not, of itself, make that agent a dual agent.
2079.23 A contract between the principal and agent may be modified or altered to change the agency relationship at any time before the performance of the act which is the object of the agency with the written consent of the parties to the agency relationship.
2079.24 Nothing in this article shall be construed to either diminish the duty of disclosure owed buyers and sellers by agents and their associate licensees, subagents, and employees or to relieve agents and their associate licensees, subagents, and employees from liability for their conduct in connection with acts governed by this article or for any breach of a fiduciary duty or a duty of disclosure.

© 1991-2018, California Association of REALTORS®, Inc.
THIS FORM HAS BEEN APPROVED BY THE CALIFORNIA ASSOCIATION OF REALTORS®. NO REPRESENTATION IS MADE AS TO THE LEGAL VALIDITY OR ACCURACY OF ANY PROVISION IN ANY SPECIFIC TRANSACTION. A REAL ESTATE BROKER IS THE PERSON QUALIFIED TO ADVISE ON REAL ESTATE TRANSACTIONS. IF YOU DESIRE LEGAL OR TAX ADVICE, CONSULT AN APPROPRIATE PROFESSIONAL.

R E B S / L L C Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020



AD REVISED 12/18 (PAGE 2 OF 2)
DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP (AD PAGE 2 OF 2)



CALIFORNIA ASSOCIATION OF REALTORS®

POSSIBLE REPRESENTATION OF MORE THAN ONE BUYER OR SELLER - DISCLOSURE AND CONSENT

(C.A.R. Form PRBS, Revised 12/18)

A real estate broker (Broker), whether a corporation, partnership or sole proprietorship, may represent more than one buyer or seller. This multiple representation can occur through an individual licensed as a broker or salesperson or through different individual broker's or salespersons (associate licensees) acting under the Broker's license. The associate licensees may be working out of the same or different office locations.

Multiple Buyers: Broker (individually or through its associate licensees) may be working with many prospective buyers at the same time. These prospective buyers may have an interest in, and make offers on, the same properties. Some of these properties may be listed with Broker and some may not. Broker will not limit or restrict any particular buyer from making an offer on any particular property whether or not Broker represents other buyers interested in the same property.

Multiple Sellers: Broker (individually or through its associate licensees) may have listings on many properties at the same time. As a result, Broker will attempt to find buyers for each of those listed properties. Some listed properties may appeal to the same prospective buyers. Some properties may attract more prospective buyers than others. Some of these prospective buyers may be represented by Broker and some may not. Broker will market all listed properties to all prospective buyers whether or not Broker has another or other listed properties that may appeal to the same prospective buyers.

Dual Agency: If Seller is represented by Broker, Seller acknowledges that broker may represent prospective buyers of Seller's property and consents to Broker acting as a dual agent for both seller and buyer in that transaction. If Buyer is represented by Broker, buyer acknowledges that Broker may represent sellers of property that Buyer is interested in acquiring and consents to Broker acting as a dual agent for both buyer and seller with regard to that property.

In the event of dual agency, seller and buyer agree that: a dual agent may not, without the express permission of the respective party, disclose to the other party confidential information, including, but not limited to, facts relating to either the buyer's or seller's financial position, motivations, bargaining position, or other personal information that may impact price, including the seller's willingness to accept a price less than the listing price or the buyer's willingness to pay a price greater than the price offered; and except as set forth above, a dual agent is obligated to disclose known facts materially affecting the value or desirability of the Property to both parties.

Offers not necessarily confidential: Buyer is advised that seller or listing agent may disclose the existence, terms, or conditions of buyer's offer unless all parties and their agent have signed a written confidentiality agreement. Whether any such information is actually disclosed depends on many factors, such as current market conditions, the prevailing practice in the real estate community, the listing agent's marketing strategy and the instructions of the seller.

Buyer and seller understand that Broker may represent more than one buyer or more than one seller and even both buyer and seller on the same transaction and consents to such relationships.

Seller and/or Buyer acknowledges reading and understanding this Possible Representation of More Than One Buyer or Seller - Disclosure and Consent and agrees to the agency possibilities disclosed.

Seller ______ *The Jameson Trust Dated October 18, 1988* Date ______

Seller ______ Date ______

Buyer [DocuSigned by: signature, 5DEFEA755F7742E...] *Megan Corsetti Blu* Date 8/15/2020

Buyer [DocuSigned by: signature, B00960CCBE2D416...] [DocuSigned by: Arlene Corsetti, 755A63294B424FF...] *Richard Corsetti & Arlene Corsetti* Date 8/15/2020

Buyer's Brokerage Firm *RE/MAX Estate Properties* DRE Lic # *01879720* Date ______

By [DocuSigned by: John Capiro, B8D0CE23CAB74BD...] *John Capiro* DRE Lic # *00925696* Date 8/15/2020

Seller's Brokerage Firm *RE/MAX Estate Properties* DRE Lic # *01879720* Date ______

By [DocuSigned by: John Capiro, B8D0CE23CAB74BD...] *John Capiro* DRE Lic # *00925696* Date 8/15/2020

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

PRBS REVISED 12/18 (PAGE 1 OF 1)



EQUAL HOUSING OPPORTUNITY

POSSIBLE REPRESENTATION OF MORE THAN ONE BUYER OR SELLER (PRBS PAGE 1 OF 1)



CALIFORNIA ASSOCIATION OF REALTORS®

WIRE FRAUD AND ELECTRONIC FUNDS TRANSFER ADVISORY

(C.A.R. Form WFA, Revised 12/17)

Property Address: *7810 Boeing Ave, Los Angeles, CA 90045* ("Property").

WIRE FRAUD AND ELECTRONIC FUNDS TRANSFERS ADVISORY:

The ability to communicate and conduct business electronically is a convenience and reality in nearly all parts of our lives. At the same time, it has provided hackers and scammers new opportunities for their criminal activity. Many businesses have been victimized and the real estate business is no exception.

While wiring or electronically transferring funds is a welcome convenience, we all need to exercise extreme caution. Emails attempting to induce fraudulent wire transfers have been received and have appeared to be legitimate. Reports indicate that some hackers have been able to intercept emailed transfer instructions, obtain account information and, by altering some of the data, redirect the funds to a different account. It also appears that some hackers were able to provide false phone numbers for verifying the wiring or funds transfer instructions. In those cases, the victim called the number provided to confirm the instructions, and then unwittingly authorized a transfer to somewhere or someone other than the intended recipient.

ACCORDINGLY, YOU ARE ADVISED:

1. **Obtain phone numbers and account numbers only from Escrow Officers, Property Managers, or Landlords at the beginning of the transaction.**
2. **DO NOT EVER WIRE OR ELECTRONICALLY TRANSFER FUNDS PRIOR TO CALLING TO CONFIRM THE TRANSFER INSTRUCTIONS. ONLY USE A PHONE NUMBER YOU WERE PROVIDED PREVIOUSLY. Do not use any different phone number or account number included in any emailed transfer instructions.**
3. **Orally confirm the transfer instruction is legitimate and confirm the bank routing number, account numbers and other codes before taking steps to transfer the funds.**
4. **Avoid sending personal information in emails or texts. Provide such information in person or over the telephone directly to the Escrow Officer, Property Manager, or Landlord.**
5. **Take steps to secure the system you are using with your email account. These steps include creating strong passwords, using secure WiFi, and not using free services.**

If you believe you have received questionable or suspicious wire or funds transfer instructions, immediately notify your bank, and the other party, and the Escrow Office, Landlord, or Property Manager. The sources below, as well as others, can also provide information:

Federal Bureau of Investigation: https://www.fbi.gov/; the FBI's IC3 at www.ic3.gov; or 310-477-6565

National White Collar Crime Center: http://www.nw3c.org/

On Guard Online: https://www.onguardonline.gov/

NOTE: There are existing alternatives to electronic and wired fund transfers such as cashier's checks. By signing below, the undersigned acknowledge that each has read, understands and has received a copy of this Wire Fraud and Electronic Funds Transfer Advisory.

Buyer/Tenant DocuSigned by: [signature] 5DEFEA755F7742E... *Megan Corsetti Blu* Date 8/15/2020

Buyer/Tenant DocuSigned by: [signature] B60960CCBF2D416... DocuSigned by: Arlene Corsetti 755A63291B424FF... *Richard Corsetti & Arlene Corsetti* Date 8/15/2020

Seller/Landlord *The Jameson Trust Dated October 18, 1988* Date ______

Seller/Landlord ______ Date ______

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

WFA REVISED 12/17 (PAGE 1 OF 1)



CALIFORNIA ASSOCIATION OF REALTORS®

CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS

(C.A.R. Form RPA-CA, Revised 12/18)

Date Prepared: 08/15/2020

1. **OFFER:**
   A. **THIS IS AN OFFER FROM** Megan Corsetti Blu, Richard Corsetti & Arlene Corsetti ("Buyer").
   B. **THE REAL PROPERTY** to be acquired is 7810 Boeing Ave, Los Angeles, CA 90045, situated in Los Angeles (City), Los Angeles (County), California, 90045 (Zip Code), Assessor's Parcel No. 4106-027-013 ("Property").
   C. **THE PURCHASE PRICE** offered is One Million, Seventy-Five Thousand Dollars $ 1,075,000.00.
   D. **CLOSE OF ESCROW** shall occur on ☐ ______ (date)(or ☒ 30 **Days** After Acceptance).
   E. Buyer and Seller are referred to herein as the "Parties." Brokers are not Parties to this Agreement.
2. **AGENCY:**
   A. **DISCLOSURE:** The Parties each acknowledge receipt of a ☒ "Disclosure Regarding Real Estate Agency Relationships" (C.A.R. Form AD).
   B. **CONFIRMATION:** The following agency relationships are confirmed for this transaction:
   Seller's Brokerage Firm RE/MAX Estate Properties License Number 01879720
   Is the broker of (check one): ☐ the seller; or ☒ both the buyer and seller. (dual agent)
   Seller's Agent John Capiro License Number 00925696
   Is (check one): ☐ the Seller's Agent. (salesperson or broker associate) ☒ both the Buyer's and Seller's Agent. (dual agent)
   Buyer's Brokerage Firm RE/MAX Estate Properties License Number 01879720
   Is the broker of (check one): ☐ the buyer; or ☒ both the buyer and seller. (dual agent)
   Buyer's Agent John Capiro License Number 00925696
   Is (check one): ☐ the Buyer's Agent. (salesperson or broker associate) ☒ both the Buyer's and Seller's Agent. (dual agent)
   C. **POTENTIALLY COMPETING BUYERS AND SELLERS:** The Parties each acknowledge receipt of a ☒ "Possible Representation of More than One Buyer or Seller - Disclosure and Consent" (C.A.R. Form PRBS).
3. **FINANCE TERMS:** Buyer represents that funds will be good when deposited with Escrow Holder.
   A. **INITIAL DEPOSIT:** Deposit shall be in the amount of . . . . $ 32,000.00
   (1) Buyer Direct Deposit: Buyer shall deliver deposit directly to Escrow Holder by electronic funds transfer, ☐ cashier's check, ☐ personal check, ☐ other ______ within 3 business days after Acceptance (or ______);
   OR (2) ☐ Buyer Deposit with Agent: Buyer has given the deposit by personal check (or ______) to the agent submitting the offer (or to ______), made payable to ______. The deposit shall be held uncashed until Acceptance and then deposited with Escrow Holder within **3** business days after Acceptance (or ______).
   Deposit checks given to agent shall be an original signed check and not a copy.
   (Note: Initial and increased deposits checks received by agent shall be recorded in Broker's trust fund log.)
   B. **INCREASED DEPOSIT:** Buyer shall deposit with Escrow Holder an increased deposit in the amount of . . . . $ ______
   within ____ **Days** After Acceptance (or ______).
   If the Parties agree to liquidated damages in this Agreement, they also agree to incorporate the increased deposit into the liquidated damages amount in a separate liquidated damages clause (C.A.R. Form RID) at the time the increased deposit is delivered to Escrow Holder.
   C. ☒ **ALL CASH OFFER:** No loan is needed to purchase the Property. This offer is NOT contingent on Buyer obtaining a loan. Written verification of sufficient funds to close this transaction IS ATTACHED to this offer or ☐ Buyer shall, within **3 (or ______) Days** After Acceptance, Deliver to Seller such verification.
   D. **LOAN(S):**
   (1) FIRST LOAN: in the amount of . . . . $ ______
   This loan will be conventional financing **OR** ☐ FHA, ☐ VA, ☐ Seller financing (C.A.R. Form SFA), ☐ assumed financing (C.A.R. Form AFA), ☐ Other ______. This loan shall be at a fixed rate not to exceed ______ % or, ☐ an adjustable rate loan with initial rate not to exceed ______ %. Regardless of the type of loan, Buyer shall pay points not to exceed ______ % of the loan amount.
   (2) ☐ **SECOND LOAN** in the amount of . . . . $ ______
   This loan will be conventional financing **OR** ☐ Seller financing (C.A.R. Form SFA), ☐ assumed financing (C.A.R. Form AFA), ☐ Other ______. This loan shall be at a fixed rate not to exceed ______ % or, ☐ an adjustable rate loan with initial rate not to exceed ______ %. Regardless of the type of loan, Buyer shall pay points not to exceed ______ % of the loan amount.
   (3) FHA/VA: For any FHA or VA loan specified in 3D(1), Buyer has **17 (or ______) Days** After Acceptance to Deliver to Seller written notice (C.A.R. Form FVA) of any lender-required repairs or costs that Buyer requests Seller to pay for or otherwise correct. Seller has no obligation to pay or satisfy lender requirements unless agreed in writing. A FHA/VA amendatory clause (C.A.R. Form FVAC) shall be a part of this Agreement.
   E. **ADDITIONAL FINANCING TERMS:** Buyer has the option to secure financing prior to closing.
   F. **BALANCE OF DOWN PAYMENT OR PURCHASE PRICE** in the amount of . . . . $ 1,043,000.00
   to be deposited with Escrow Holder pursuant to Escrow Holder instructions.
   G. **PURCHASE PRICE (TOTAL):** . . . . $ 1,075,000.00

Buyer's Initials (MCB) (RC) (AC) Seller's Initials (______) (______)

© 1991-2018, California Association of REALTORS®, Inc.

RPA-CA REVISED 12/18 (PAGE 1 OF 10)
CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT (RPA-CA PAGE 1 OF 10)

H. VERIFICATION OF DOWN PAYMENT AND CLOSING COSTS: Buyer (or Buyer's lender or loan broker pursuant to paragraph 3J(1)) shall, within **3 (or _____) Days** After Acceptance, Deliver to Seller written verification of Buyer's down payment and closing costs. (☐ Verification attached.)

I. APPRAISAL CONTINGENCY AND REMOVAL: This Agreement is (or ☒ is NOT) contingent upon a written appraisal of the Property by a licensed or certified appraiser at no less than the purchase price. Buyer shall, as specified in paragraph 14B(3), in writing, remove the appraisal contingency or cancel this Agreement within **17 (or _____) Days** After Acceptance.

J. LOAN TERMS:

(1) LOAN APPLICATIONS: Within **3 (or _____) Days** After Acceptance, Buyer shall Deliver to Seller a letter from Buyer's lender or loan broker stating that, based on a review of Buyer's written application and credit report, Buyer is prequalified or preapproved for any NEW loan specified in paragraph 3D. If any loan specified in paragraph 3D is an adjustable rate loan, the prequalification or preapproval letter shall be based on the qualifying rate, not the initial loan rate. (☐ Letter attached.)

(2) LOAN CONTINGENCY: Buyer shall act diligently and in good faith to obtain the designated loan(s). Buyer's qualification for the loan(s) specified above **is a contingency** of this Agreement unless otherwise agreed in writing. If there is no appraisal contingency or the appraisal contingency has been waived or removed, then failure of the Property to appraise at the purchase price does not entitle Buyer to exercise the cancellation right pursuant to the loan contingency if Buyer is otherwise qualified for the specified loan. Buyer's contractual obligations regarding deposit, balance of down payment and closing costs **are not contingencies** of this Agreement.

(3) LOAN CONTINGENCY REMOVAL:

Within **21 (or _____) Days** After Acceptance, Buyer shall, as specified in paragraph 14, in writing, remove the loan contingency or cancel this Agreement. If there is an appraisal contingency, removal of the loan contingency shall not be deemed removal of the appraisal contingency.

(4) ☐ **NO LOAN CONTINGENCY:** Obtaining any loan specified above is NOT a contingency of this Agreement. If Buyer does not obtain the loan and as a result does not purchase the Property, Seller may be entitled to Buyer's deposit or other legal remedies.

(5) LENDER LIMITS ON BUYER CREDITS: Any credit to Buyer, from any source, for closing or other costs that is agreed to by the Parties ("Contractual Credit") shall be disclosed to Buyer's lender. If the total credit allowed by Buyer's lender ("Lender Allowable Credit") is less than the Contractual Credit, then (i) the Contractual Credit shall be reduced to the Lender Allowable Credit, and (ii) in the absence of a separate written agreement between the Parties, there shall be no automatic adjustment to the purchase price to make up for the difference between the Contractual Credit and the Lender Allowable Credit.

K. BUYER STATED FINANCING: Seller is relying on Buyer's representation of the type of financing specified (including but not limited to, as applicable, all cash, amount of down payment, or contingent or non-contingent loan). Seller has agreed to a specific closing date, purchase price and to sell to Buyer in reliance on Buyer's covenant concerning financing. Buyer shall pursue the financing specified in this Agreement. Seller has no obligation to cooperate with Buyer's efforts to obtain any financing other than that specified in the Agreement and the availability of any such alternate financing does not excuse Buyer from the obligation to purchase the Property and close escrow as specified in this Agreement.

4. SALE OF BUYER'S PROPERTY:

A. This Agreement and Buyer's ability to obtain financing are NOT contingent upon the sale of any property owned by Buyer.

OR B. ☐ This Agreement and Buyer's ability to obtain financing are contingent upon the sale of property owned by Buyer as specified in the attached addendum (C.A.R. Form COP).

5. ADDENDA AND ADVISORIES:

A. ADDENDA: ☐ Addendum # _____ (C.A.R. Form ADM)

☐ Back Up Offer Addendum (C.A.R. Form BUO)   ☐ Court Confirmation Addendum (C.A.R. Form CCA)

☐ Septic, Well and Property Monument Addendum (C.A.R. Form SWPI)

☐ Short Sale Addendum (C.A.R. Form SSA)   ☐ Other

B. BUYER AND SELLER ADVISORIES: ☒ Buyer's Inspection Advisory (C.A.R. Form BIA)

☐ Probate Advisory (C.A.R. Form PA)   ☒ Statewide Buyer and Seller Advisory (C.A.R. Form SBSA)

☒ Trust Advisory (C.A.R. Form TA)   ☐ REO Advisory (C.A.R. Form REO)

☐ Short Sale Information and Advisory (C.A.R. Form SSIA)   ☐ Other

6. OTHER TERMS: _____

_____

_____

_____

7. ALLOCATION OF COSTS

A. INSPECTIONS, REPORTS AND CERTIFICATES: Unless otherwise agreed in writing, this paragraph only determines who is to pay for the inspection, test, certificate or service ("Report") mentioned; it **does not determine who is to pay for any work recommended or identified in the Report.**

(1) ☐ Buyer ☒ Seller shall pay for a natural hazard zone disclosure report, including tax ☐ environmental ☐ Other: _____ prepared by **_MyNHD_** .

(2) ☐ Buyer ☐ Seller shall pay for the following Report _____

prepared by _____ .

(3) ☐ Buyer ☐ Seller shall pay for the following Report _____

prepared by _____ .

B. GOVERNMENT REQUIREMENTS AND RETROFIT:

(1) ☒ Buyer ☐ Seller shall pay for smoke alarm and carbon monoxide device installation and water heater bracing, if required by Law. Prior to Close Of Escrow ("COE"), Seller shall provide Buyer written statement(s) of compliance in accordance with state and local Law, unless Seller is exempt.

Buyer's Initials (_DS_)(_DS_)(_DS_)(_ac_) (_/_)   Seller's Initials (_____) (_____)



CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT (RPA-CA PAGE 2 OF 10)

(2) (i) ☒ Buyer ☐ Seller shall pay the cost of compliance with any other minimum mandatory government inspections and reports if required as a condition of closing escrow under any Law.
(ii) ☒ Buyer ☐ Seller shall pay the cost of compliance with any other minimum mandatory government retrofit standards required as a condition of closing escrow under any Law, whether the work is required to be completed before or after COE.
(iii) Buyer shall be provided, within the time specified in paragraph 14A, a copy of any required government conducted or point-of-sale inspection report prepared pursuant to this Agreement or in anticipation of this sale of the Property.

C. ESCROW AND TITLE:

(1) (a) ☒ Buyer ☒ Seller shall pay escrow fee *Each to pay their share of escrow fees.* .
(b) Escrow Holder shall be *California Investors Escrow Company - Delinda Cardenas (escrow officer)* .
(c) The Parties shall, within **5 (or ___) Days** After receipt, sign and return Escrow Holder's general provisions.

(2) (a) ☐ Buyer ☒ Seller shall pay for **owner's** title insurance policy specified in paragraph 13E ______ .
(b) Owner's title policy to be issued by *Fidelity Title Company - Matt Goeglein (title rep)* .
(Buyer shall pay for any title insurance policy insuring Buyer's **lender**, unless otherwise agreed in writing.)

D. OTHER COSTS:

(1) ☐ Buyer ☒ Seller shall pay County transfer tax or fee ______ .
(2) ☐ Buyer ☒ Seller shall pay City transfer tax or fee ______ .
(3) ☐ Buyer ☐ Seller shall pay Homeowners' Association ("HOA") transfer fee ______ .
(4) Seller shall pay HOA fees for preparing documents required to be delivered by Civil Code §4525.
(5) ☐ Buyer ☐ Seller shall pay HOA fees for preparing all documents other than those required by Civil Code §4525.
(6) Buyer to pay for any HOA certification fee.
(7) ☐ Buyer ☐ Seller shall pay for any private transfer fee ______ .
(8) ☐ Buyer ☐ Seller shall pay for ______ .
(9) ☐ Buyer ☐ Seller shall pay for ______ .
(10) ☐ Buyer ☐ Seller shall pay for the cost, not to exceed $ ______ , of a standard (or ☐ upgraded) one-year home warranty plan, issued by ______ , with the following optional coverages: ☐ Air Conditioner ☐ Pool/Spa ☐ Other: ______ .
Buyer is informed that home warranty plans have many optional coverages in addition to those listed above. Buyer is advised to investigate these coverages to determine those that may be suitable for Buyer.

OR ☒ Buyer waives the purchase of a home warranty plan. Nothing in this paragraph precludes Buyer's purchasing a home warranty plan during the term of this Agreement.

8. ITEMS INCLUDED IN AND EXCLUDED FROM SALE:

A. NOTE TO BUYER AND SELLER: Items listed as included or excluded in the MLS, flyers or marketing materials are **not** included in the purchase price or excluded from the sale unless specified in paragraph 8 B or C.

B. ITEMS INCLUDED IN SALE: Except as otherwise specified or disclosed,

(1) All EXISTING fixtures and fittings that are attached to the Property;
(2) EXISTING electrical, mechanical, lighting, plumbing and heating fixtures, ceiling fans, fireplace inserts, gas logs and grates, solar power systems, built-in appliances, window and door screens, awnings, shutters, window coverings, attached floor coverings, television antennas, satellite dishes, air coolers/conditioners, pool/spa equipment, garage door openers/remote controls, mailbox, in-ground landscaping, trees/shrubs, water features and fountains, water softeners, water purifiers, security systems/alarms and the following if checked: ☐ all stove(s), except ______ ; ☐ all refrigerator(s) except ______ ; ☐ all washer(s) and dryer(s), except ______ ;
(3) The following additional items: ______ .
(4) Existing integrated phone and home automation systems, including necessary components such as intranet and Internet-connected hardware or devices, control units (other than non-dedicated mobile devices, electronics and computers) and applicable software, permissions, passwords, codes and access information, are (☐ are NOT) included in the sale.
(5) LEASED OR LIENED ITEMS AND SYSTEMS: Seller shall, within the time specified in paragraph 14A, (i) disclose to Buyer if any item or system specified in paragraph 8B or otherwise included in the sale is leased, or not owned by Seller, or specifically subject to a lien or other encumbrance, and (ii) Deliver to Buyer all written materials (such as lease, warranty, etc.) concerning any such item. Buyer's ability to assume any such lease, or willingness to accept the Property subject to any such lien or encumbrance, is a contingency in favor of Buyer and Seller as specified in paragraph 14B and C.
(6) Seller represents that all items included in the purchase price, unless otherwise specified, (i) are owned by Seller and shall be transferred free and clear of liens and encumbrances, except the items and systems identified pursuant to 8B(5) and ______ , and (ii) are transferred without Seller warranty regardless of value.

C. ITEMS EXCLUDED FROM SALE: Unless otherwise specified, the following items are excluded from sale: (i) audio and video components (such as flat screen TVs, speakers and other items) if any such item is not itself attached to the Property, even if a bracket or other mechanism attached to the component or item is attached to the Property; (ii) furniture and other items secured to the Property for earthquake purposes; and (iii) ______ . **Brackets attached to walls, floors or ceilings for any such component, furniture or item shall remain with the Property (or ☐ will be removed and holes or other damage shall be repaired, but not painted).**

9. CLOSING AND POSSESSION:

A. Buyer intends (or ☒ does not intend) to occupy the Property as Buyer's primary residence.

B. Seller-occupied or vacant property: Possession shall be delivered to Buyer: (i) at 6 PM or (____ ☐ AM/ ☐ PM) on the date of Close Of Escrow; (ii) ☐ no later than ___ calendar days after Close Of Escrow; or (iii) ☐ at ____ ☐ AM/ ☐ PM on ______ .

Buyer's Initials (DS MC) (DS RG) (DS AC) Seller's Initials (______) (______)



C. **Seller remaining in possession After Close Of Escrow:** If Seller has the right to remain in possession after Close Of Escrow, (i) the Parties are advised to sign a separate occupancy agreement such as ☐ C.A.R. Form SIP, for Seller continued occupancy of less than 30 days, ☐ C.A.R. Form RLAS for Seller continued occupancy of 30 days or more; and (ii) the Parties are advised to consult with their insurance and legal advisors for information about liability and damage or injury to persons and personal and real property; and (iii) Buyer is advised to consult with Buyer's lender about the impact of Seller's occupancy on Buyer's loan.

D. **Tenant-occupied property: Property shall be vacant** at least **5 (or ____) Days** Prior to Close Of Escrow, unless otherwise agreed in writing. **Note to Seller: If you are unable to deliver Property vacant in accordance with rent control and other applicable Law, you may be in breach of this Agreement.**

OR ☐ **Tenant to remain in possession** (C.A.R. Form TIP).

E. At Close Of Escrow: Seller assigns to Buyer any assignable warranty rights for items included in the sale; and Seller shall Deliver to Buyer available Copies of any such warranties. Brokers cannot and will not determine the assignability of any warranties.

F. At Close Of Escrow, unless otherwise agreed in writing, Seller shall provide keys, passwords, codes and/or means to operate all locks, mailboxes, security systems, alarms, home automation systems and intranet and Internet-connected devices included in the purchase price, and garage door openers. If the Property is a condominium or located in a common interest subdivision, Buyer may be required to pay a deposit to the Homeowners' Association ("HOA") to obtain keys to accessible HOA facilities.

10. STATUTORY AND OTHER DISCLOSURES (INCLUDING LEAD-BASED PAINT HAZARD DISCLOSURES) AND CANCELLATION RIGHTS:

A. (1) Seller shall, within the time specified in paragraph 14A, Deliver to Buyer: (i) if required by Law, a fully completed: Federal Lead-Based Paint Disclosures (C.A.R. Form FLD) and pamphlet ("Lead Disclosures"); and **(ii)** unless exempt, fully completed disclosures or notices required by sections 1102 et. seq. and 1103 et. seq. of the Civil Code ("Statutory Disclosures"). Statutory Disclosures include, but are not limited to, a Real Estate Transfer Disclosure Statement ("TDS"), Natural Hazard Disclosure Statement ("NHD"), notice or actual knowledge of release of illegal controlled substance, notice of special tax and/or assessments (or, if allowed, substantially equivalent notice regarding the Mello-Roos Community Facilities Act of 1982 and Improvement Bond Act of 1915) and, if Seller has actual knowledge, of industrial use and military ordnance location (C.A.R. Form SPQ or ESD).

(2) Any Statutory Disclosure required by this paragraph is considered fully completed if Seller has answered all questions and completed and signed the Seller section(s) and the Seller's Agent, if any, has completed and signed the Seller's Brokerage Firm section(s), or, if applicable, an Agent Visual Inspection Disclosure (C.A.R. Form AVID). Nothing stated herein relieves a Buyer's Brokerage Firm, if any, from the obligation to (i) conduct a reasonably competent and diligent visual inspection of the accessible areas of the Property and disclose, on Section IV of the TDS, or an AVID, material facts affecting the value or desirability of the Property that were or should have been revealed by such an inspection or (ii) complete any sections on all disclosures required to be completed by Buyer's Brokerage Firm.

(3) **Note to Buyer and Seller:** Waiver of Statutory and Lead Disclosures is prohibited by Law.

(4) Within the time specified in paragraph 14A, (i) Seller, unless exempt from the obligation to provide a TDS, shall, complete and provide Buyer with a Seller Property Questionnaire (C.A.R. Form SPQ); (ii) if Seller is not required to provide a TDS, Seller shall complete and provide Buyer with an Exempt Seller Disclosure (C.A.R. Form ESD).

(5) Buyer shall, within the time specified in paragraph 14B(1), return Signed Copies of the Statutory, Lead and other disclosures to Seller.

(6) In the event Seller or Seller's Brokerage Firm, prior to Close Of Escrow, becomes aware of adverse conditions materially affecting the Property, or any material inaccuracy in disclosures, information or representations previously provided to Buyer, Seller shall promptly provide a subsequent or amended disclosure or notice, in writing, covering those items. **However, a subsequent or amended disclosure shall not be required for conditions and material inaccuracies** of which Buyer is otherwise aware, or which are **disclosed in reports provided to or obtained by Buyer or ordered and paid for by Buyer.**

(7) If any disclosure or notice specified in paragraph 10A(1), or subsequent or amended disclosure or notice is Delivered to Buyer after the offer is Signed, Buyer shall have the right to cancel this Agreement within **3 Days** After Delivery in person, or **5 Days** After Delivery by deposit in the mail, or by an electronic record satisfying the Uniform Electronic Transactions Act (UETA), by giving written notice of cancellation to Seller or Seller's agent.

B. **NATURAL AND ENVIRONMENTAL HAZARD DISCLOSURES AND OTHER BOOKLETS:** Within the time specified in paragraph 14A, Seller shall, if required by Law: **(i)** Deliver to Buyer earthquake guide(s) (and questionnaire), environmental hazards booklet, and home energy rating pamphlet; **(ii)** disclose if the Property is located in a Special Flood Hazard Area; Potential Flooding (Inundation) Area; Very High Fire Hazard Zone; State Fire Responsibility Area; Earthquake Fault Zone; and Seismic Hazard Zone; and **(iii)** disclose any other zone as required by Law and provide any other information required for those zones.

C. **WITHHOLDING TAXES:** Within the time specified in paragraph 14A, to avoid required withholding, Seller shall Deliver to Buyer or qualified substitute, an affidavit sufficient to comply with federal (FIRPTA) and California withholding Law (C.A.R. Form AS or QS).

D. **MEGAN'S LAW DATABASE DISCLOSURE:** Notice: Pursuant to Section 290.46 of the Penal Code, information about specified registered sex offenders is made available to the public via an Internet Web site maintained by the Department of Justice at **www.meganslaw.ca.gov.** Depending on an offender's criminal history, this information will include either the address at which the offender resides or the community of residence and ZIP Code in which he or she resides. (Neither Seller nor Brokers are required to check this website. If Buyer wants further information, Broker recommends that Buyer obtain information from this website during Buyer's inspection contingency period. Brokers do not have expertise in this area.)

E. **NOTICE REGARDING GAS AND HAZARDOUS LIQUID TRANSMISSION PIPELINES:** This notice is being provided simply to inform you that information about the general location of gas and hazardous liquid transmission pipelines is available to the public via the National Pipeline Mapping System (NPMS) Internet Web site maintained by the United States Department of Transportation at **http://www.npms.phmsa.dot.gov/.** To seek further information about possible transmission pipelines near the Property, you may contact your local gas utility or other pipeline operators in the area. Contact information for pipeline operators is searchable by ZIP Code and county on the NPMS Internet Web site.

F. **CONDOMINIUM/PLANNED DEVELOPMENT DISCLOSURES:**

(1) SELLER HAS: 7 (or ____) Days After Acceptance to disclose to Buyer if the Property is a condominium, or is located in a planned development or other common interest subdivision (C.A.R. Form SPQ or ESD).

Buyer's Initials (MG / RG / al /)   Seller's Initials (_____) (_____)



EQUAL HOUSING
OPPORTUNITY

RPA-CA REVISED 12/18 (PAGE 4 OF 10)

CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT (RPA-CA PAGE 4 OF 10)

Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026   www.zipLogix.com   **7810 Boeing Ave.**

Property Address: *7810 Boeing Ave, Los Angeles, CA 90045* Date: *August 15, 2020*

(2) If the Property is a condominium or is located in a planned development or other common interest subdivision, Seller has **3 (or ___) Days** After Acceptance to request from the HOA (C.A.R. Form HOA1): **(i)** Copies of any documents required by Law; **(ii)** disclosure of any pending or anticipated claim or litigation by or against the HOA; **(iii)** a statement containing the location and number of designated parking and storage spaces; **(iv)** Copies of the most recent 12 months of HOA minutes for regular and special meetings; and **(v)** the names and contact information of all HOAs governing the Property (collectively, "CI Disclosures"). **(vi)** private transfer fees; **(vii)** Pet fee restrictions; and **(viii)** smoking restrictions. Seller shall itemize and Deliver to Buyer all CI Disclosures received from the HOA and any CI Disclosures in Seller's possession. Buyer's approval of CI Disclosures is a contingency of this Agreement as specified in paragraph 14B(3). The Party specified in paragraph 7, as directed by escrow, shall deposit funds into escrow or direct to HOA or management company to pay for any of the above.

11. CONDITION OF PROPERTY: Unless otherwise agreed in writing: **(i)** the Property is sold (a) "AS-IS" in its PRESENT physical condition as of the date of Acceptance and (b) subject to Buyer's Investigation rights; **(ii)** the Property, including pool, spa, landscaping and grounds, is to be maintained in substantially the same condition as on the date of Acceptance; and **(iii)** all debris and personal property not included in the sale shall be removed by Close Of Escrow.

A. Seller shall, within the time specified in paragraph 14A, DISCLOSE KNOWN MATERIAL FACTS AND DEFECTS affecting the Property, including known insurance claims within the past five years, and make any and all other disclosures required by law.

B. Buyer has the right to conduct Buyer Investigations of the Property and, as specified in paragraph 14B, based upon information discovered in those investigations: (i) cancel this Agreement; or (ii) request that Seller make Repairs or take other action.

C. Buyer is strongly advised to conduct investigations of the entire Property in order to determine its present condition. Seller may not be aware of all defects affecting the Property or other factors that Buyer considers important. Property improvements may not be built according to code, in compliance with current Law, or have had permits issued.

12. BUYER'S INVESTIGATION OF PROPERTY AND MATTERS AFFECTING PROPERTY:

A. Buyer's acceptance of the condition of, and any other matter affecting the Property, is a contingency of this Agreement as specified in this paragraph and paragraph 14B. Within the time specified in paragraph 14B(1), Buyer shall have the right, at Buyer's expense unless otherwise agreed, to conduct inspections, investigations, tests, surveys and other studies ("Buyer Investigations"), including, but not limited to: **(i)** a general physical inspection; **(ii)** an inspection specifically for wood destroying pests and organisms. Any inspection for wood destroying pests and organisms shall be prepared by a registered Structural Pest Control company; shall cover the main building and attached structures; may cover detached structures; shall NOT include water tests of shower pans on upper level units unless the owners of property below the shower consent; shall NOT include roof coverings; and, if the Property is a unit in a condominium or other common interest subdivision, the inspection shall include only the separate interest and any exclusive-use areas being transferred, and shall NOT include common areas; and shall include a report ("Pest Control Report") showing the findings of the company which shall be separated into sections for evident infestation or infections (Section 1) and for conditions likely to lead to infestation or infection (Section 2); **(iii)** inspect for lead-based paint and other lead-based paint hazards; **(iv)** satisfy Buyer as to any matter specified in the attached Buyer's Inspection Advisory (C.A.R. Form BIA); **(v)** review the registered sex offender database; **(vi)** confirm the insurability of Buyer and the Property including the availability and cost of flood and fire insurance; and **(vii)** review and seek approval of leases that may need to be assumed by Buyer. Without Seller's prior written consent, Buyer shall neither make nor cause to be made: invasive or destructive Buyer Investigations, except for minimally invasive testing required to prepare a Pest Control Report; or inspections by any governmental building or zoning inspector or government employee, unless required by Law.

B. Seller shall make the Property available for all Buyer Investigations. Buyer shall **(i)** as specified in paragraph 14B, complete Buyer Investigations and either remove the contingency or cancel this Agreement, and **(ii)** give Seller, at no cost, complete Copies of all such Investigation reports obtained by Buyer, which obligation shall survive the termination of this Agreement.

C. Seller shall have water, gas, electricity and all operable pilot lights on for Buyer's Investigations and through the date possession is made available to Buyer.

D. Buyer indemnity and seller protection for entry upon property: Buyer shall: **(i)** keep the Property free and clear of liens; **(ii)** repair all damage arising from Buyer Investigations; and **(iii)** indemnify and hold Seller harmless from all resulting liability, claims, demands, damages and costs. Buyer shall carry, or Buyer shall require anyone acting on Buyer's behalf to carry, policies of liability, workers' compensation and other applicable insurance, defending and protecting Seller from liability for any injuries to persons or property occurring during any Buyer Investigations or work done on the Property at Buyer's direction prior to Close Of Escrow. Seller is advised that certain protections may be afforded Seller by recording a "Notice of Non-Responsibility" (C.A.R. Form NNR) for Buyer Investigations and work done on the Property at Buyer's direction. Buyer's obligations under this paragraph shall survive the termination of this Agreement.

13. TITLE AND VESTING:

A. Within the time specified in paragraph 14, Buyer shall be provided a current preliminary title report ("Preliminary Report"). The Preliminary Report is only an offer by the title insurer to issue a policy of title insurance and may not contain every item affecting title. Buyer's review of the Preliminary Report and any other matters which may affect title are a contingency of this Agreement as specified in paragraph 14B. The company providing the Preliminary Report shall, prior to issuing a Preliminary Report, conduct a search of the General Index for all Sellers except banks or other institutional lenders selling properties they acquired through foreclosure (REOs), corporations, and government entities. Seller shall within 7 Days After Acceptance, give Escrow Holder a completed Statement of Information.

B. Title is taken in its present condition subject to all encumbrances, easements, covenants, conditions, restrictions, rights and other matters, whether of record or not, as of the date of Acceptance except for: **(i)** monetary liens of record (which Seller is obligated to pay off) unless Buyer is assuming those obligations or taking the Property subject to those obligations; and **(ii)** those matters which Seller has agreed to remove in writing.

C. Within the time specified in paragraph 14A, Seller has a duty to disclose to Buyer all matters known to Seller affecting title, whether of record or not.

D. At Close Of Escrow, Buyer shall receive a grant deed conveying title (or, for stock cooperative or long-term lease, an assignment of stock certificate or of Seller's leasehold interest), including oil, mineral and water rights if currently owned by Seller. Title shall vest as designated in Buyer's supplemental escrow instructions. THE MANNER OF TAKING TITLE MAY HAVE SIGNIFICANT LEGAL AND TAX CONSEQUENCES. CONSULT AN APPROPRIATE PROFESSIONAL.

E. Buyer shall receive a CLTA/ALTA "Homeowner's Policy of Title Insurance", if applicable to the type of property and buyer. If not, Escrow Holder shall notify Buyer. A title company can provide information about the availability, coverage, and cost of other title policies and endorsements. If the Homeowner's Policy is not available, Buyer shall choose another policy, instruct Escrow Holder in writing and shall pay any increase in cost.

Buyer's Initials (DS) (DS AC) Seller's Initials (_________) (_________)

RPA-CA REVISED 12/18 (PAGE 5 OF 10)
CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT (RPA-CA PAGE 5 OF 10)



EQUAL HOUSING OPPORTUNITY

Property Address: 7810 Boeing Ave, Los Angeles, CA 90045 Date: August 15, 2020

14. TIME PERIODS; REMOVAL OF CONTINGENCIES; CANCELLATION RIGHTS: The following time periods may only be extended, altered, modified or changed by mutual written agreement. Any removal of contingencies or cancellation under this paragraph by either Buyer or Seller must be exercised in good faith and in writing (C.A.R. Form CR or CC).

A. SELLER HAS: 7 (or ___) Days After Acceptance to Deliver to Buyer all Reports, disclosures and information for which Seller is responsible under paragraphs 5, 6, 7, 8B(5), 10A, B, C, and F, 11A and 13A. If, by the time specified, Seller has not Delivered any such item, Buyer after first Delivering to Seller a Notice to Seller to Perform (C.A.R. Form NSP) may cancel this Agreement.

B. (1) BUYER HAS: 17 (or _5_) Days After Acceptance, unless otherwise agreed in writing, to:
(i) complete all Buyer Investigations; review all disclosures, reports, lease documents to be assumed by Buyer pursuant to paragraph 8B(5), and other applicable information, which Buyer receives from Seller; and approve all matters affecting the Property; and **(ii)** Deliver to Seller Signed Copies of Statutory and Lead Disclosures and other disclosures Delivered by Seller in accordance with paragraph 10A.

(2) Within the time specified in paragraph 14B(1), Buyer may request that Seller make repairs or take any other action regarding the Property (C.A.R. Form RR). Seller has no obligation to agree to or respond to (C.A.R. Form RRRR) Buyer's requests.

(3) By the end of the time specified in paragraph 14B(1) (or as otherwise specified in this Agreement), Buyer shall Deliver to Seller a removal of the applicable contingency or cancellation (C.A.R. Form CR or CC) of this Agreement. However, if any report, disclosure or information for which Seller is responsible is not Delivered within the time specified in paragraph 14A, then Buyer has **5 (or ___) Days** After Delivery of any such items, or the time specified in paragraph 14B(1), whichever is later, to Deliver to Seller a removal of the applicable contingency or cancellation of this Agreement.

(4) Continuation of Contingency: Even after the end of the time specified in paragraph 14B(1) and before Seller cancels, if at all, pursuant to paragraph 14D, Buyer retains the right, in writing, to either (i) remove remaining contingencies, or (ii) cancel this Agreement based on a remaining contingency. Once Buyer's written removal of all contingencies is Delivered to Seller, Seller may not cancel this Agreement pursuant to paragraph 14D(1).

(5) Access to Property: Buyer shall have access to the Property to conduct inspections and investigations for **17 (or ____) Days** After Acceptance, whether or not any part of the Buyer's Investigation Contingency has been waived or removed.

C. ☐ REMOVAL OF CONTINGENCIES WITH OFFER: Buyer removes the contingencies specified in the attached Contingency Removal form (C.A.R. Form CR). If Buyer removes any contingency without an adequate understanding of the Property's condition or Buyer's ability to purchase, Buyer is acting against the advice of Broker.

D. SELLER RIGHT TO CANCEL:

(1) Seller right to Cancel; Buyer Contingencies: If, by the time specified in this Agreement, Buyer does not Deliver to Seller a removal of the applicable contingency or cancellation of this Agreement, then Seller, after first Delivering to Buyer a Notice to Buyer to Perform (C.A.R. Form NBP), may cancel this Agreement. In such event, Seller shall authorize the return of Buyer's deposit, except for fees incurred by Buyer.

(2) Seller right to Cancel; Buyer Contract Obligations: Seller, after first delivering to Buyer a NBP, may cancel this Agreement if, by the time specified in this Agreement, Buyer does not take the following action(s): **(i)** Deposit funds as required by paragraph 3A, or 3B or if the funds deposited pursuant to paragraph 3A or 3B are not good when deposited; **(ii)** Deliver a notice of FHA or VA costs or terms as required by paragraph 3D(3) (C.A.R. Form FVA); **(iii)** Deliver a letter as required by paragraph 3J(1); **(iv)** Deliver verification, or a satisfactory verification if Seller reasonably disapproves of the verification already provided, as required by paragraph 3C or 3H; **(v)** In writing assume or accept leases or liens specified in 8B5; **(vi)** Return Statutory and Lead Disclosures as required by paragraph 10A(5); or **(vii)** Sign or initial a separate liquidated damages form for an increased deposit as required by paragraphs 3B and 21B; or **(viii)** Provide evidence of authority to sign in a representative capacity as specified in paragraph 19. In such event, Seller shall authorize the return of Buyer's deposit, except for fees incurred by Buyer.

E. NOTICE TO BUYER OR SELLER TO PERFORM: The NBP or NSP shall: **(i)** be in writing; **(ii)** be signed by the applicable Buyer or Seller; and **(iii)** give the other Party at least **2 (or ___) Days** After Delivery (or until the time specified in the applicable paragraph, whichever occurs last) to take the applicable action. A NBP or NSP may not be Delivered any earlier than **2 Days** Prior to the expiration of the applicable time for the other Party to remove a contingency or cancel this Agreement or meet an obligation specified in paragraph 14.

F. EFFECT OF BUYER'S REMOVAL OF CONTINGENCIES: If Buyer removes, in writing, any contingency or cancellation rights, unless otherwise specified in writing, Buyer shall conclusively be deemed to have: **(i)** completed all Buyer Investigations, and review of reports and other applicable information and disclosures pertaining to that contingency or cancellation right; **(ii)** elected to proceed with the transaction; and **(iii)** assumed all liability, responsibility and expense for Repairs or corrections pertaining to that contingency or cancellation right, or for the inability to obtain financing.

G. CLOSE OF ESCROW: Before Buyer or Seller may cancel this Agreement for failure of the other Party to close escrow pursuant to this Agreement, Buyer or Seller must first Deliver to the other Party a demand to close escrow (C.A.R. Form DCE). The DCE shall: **(i)** be signed by the applicable Buyer or Seller; and **(ii)** give the other Party at least **3 (or _____) Days** After Delivery to close escrow. A DCE may not be Delivered any earlier than **3 Days** Prior to the scheduled close of escrow.

H. EFFECT OF CANCELLATION ON DEPOSITS: If Buyer or Seller gives written notice of cancellation pursuant to rights duly exercised under the terms of this Agreement, the Parties agree to Sign mutual instructions to cancel the sale and escrow and release deposits, if any, to the party entitled to the funds, less fees and costs incurred by that party. Fees and costs may be payable to service providers and vendors for services and products provided during escrow. Except as specified below, **release of funds will require mutual Signed release instructions from the Parties, judicial decision or arbitration award.** If either Party fails to execute mutual instructions to cancel escrow, one Party may make a written demand to Escrow Holder for the deposit. (C.A.R. Form BDRD or SDRD). Escrow Holder, upon receipt, shall promptly deliver notice of the demand to the other Party. If, within 10 Days After Escrow Holder's notice, the other Party does not object to the demand, Escrow Holder shall disburse the deposit to the Party making the demand. If Escrow Holder complies with the preceding process, each Party shall be deemed to have released Escrow Holder from any and all claims or liability related to the disbursal of the deposit. Escrow Holder, at its discretion, may nonetheless require mutual cancellation instructions. **A Party may be subject to a civil penalty of up to $1,000 for refusal to sign cancellation instructions if no good faith dispute exists as to who is entitled to the deposited funds (Civil Code §1057.3).**

Buyer's Initials (DS MG DS BRG DS AC /) Seller's Initials (________) (________)



RPA-CA REVISED 12/18 (PAGE 6 OF 10)
EQUAL HOUSING OPPORTUNITY
CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT (RPA-CA PAGE 6 OF 10)
Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026 www.zipLogix.com 7810 Boeing Ave.

15. FINAL VERIFICATION OF CONDITION: Buyer shall have the right to make a final verification of the Property within **5 (or ___) Days** Prior to Close Of Escrow, NOT AS A CONTINGENCY OF THE SALE, but solely to confirm: **(i)** the Property is maintained pursuant to paragraph 11; **(ii)** Repairs have been completed as agreed; and **(iii)** Seller has complied with Seller's other obligations under this Agreement (C.A.R. Form VP).

16. REPAIRS: Repairs shall be completed prior to final verification of condition unless otherwise agreed in writing. Repairs to be performed at Seller's expense may be performed by Seller or through others, provided that the work complies with applicable Law, including governmental permit, inspection and approval requirements. Repairs shall be performed in a good, skillful manner with materials of quality and appearance comparable to existing materials. It is understood that exact restoration of appearance or cosmetic items following all Repairs may not be possible. Seller shall: **(i)** obtain invoices and paid receipts for Repairs performed by others; **(ii)** prepare a written statement indicating the Repairs performed by Seller and the date of such Repairs; and **(iii)** provide Copies of invoices and paid receipts and statements to Buyer prior to final verification of condition.

17. PRORATIONS OF PROPERTY TAXES AND OTHER ITEMS: Unless otherwise agreed in writing, the following items shall be PAID CURRENT and prorated between Buyer and Seller as of Close Of Escrow: real property taxes and assessments, interest, rents, HOA regular, special, and emergency dues and assessments imposed prior to Close Of Escrow, premiums on insurance assumed by Buyer, payments on bonds and assessments assumed by Buyer, and payments on Mello-Roos and other Special Assessment District bonds and assessments that are now a lien. The following items shall be assumed by Buyer WITHOUT CREDIT toward the purchase price: prorated payments on Mello-Roos and other Special Assessment District bonds and assessments and HOA special assessments that are now a lien but not yet due. Property will be reassessed upon change of ownership. Any supplemental tax bills shall be paid as follows: **(i)** for periods after Close Of Escrow, by Buyer; and **(ii)** for periods prior to Close Of Escrow, by Seller (see C.A.R. Form SPT or SBSA for further information). TAX BILLS ISSUED AFTER CLOSE OF ESCROW SHALL BE HANDLED DIRECTLY BETWEEN BUYER AND SELLER. Prorations shall be made based on a 30-day month.

18. BROKERS:

A. COMPENSATION: Seller or Buyer, or both, as applicable, agree to pay compensation to Broker as specified in a separate written agreement between Broker and that Seller or Buyer. Compensation is payable upon Close Of Escrow, or if escrow does not close, as otherwise specified in the agreement between Broker and that Seller or Buyer.

B. SCOPE OF DUTY: Buyer and Seller acknowledge and agree that Broker: **(i)** Does not decide what price Buyer should pay or Seller should accept; **(ii)** Does not guarantee the condition of the Property; **(iii)** Does not guarantee the performance, adequacy or completeness of inspections, services, products or repairs provided or made by Seller or others; **(iv)** Does not have an obligation to conduct an inspection of common areas or areas off the site of the Property; **(v)** Shall not be responsible for identifying defects on the Property, in common areas, or offsite unless such defects are visually observable by an inspection of reasonably accessible areas of the Property or are known to Broker; **(vi)** Shall not be responsible for inspecting public records or permits concerning the title or use of Property; **(vii)** Shall not be responsible for identifying the location of boundary lines or other items affecting title; **(viii)** Shall not be responsible for verifying square footage, representations of others or information contained in Investigation reports, Multiple Listing Service, advertisements, flyers or other promotional material; **(ix)** Shall not be responsible for determining the fair market value of the Property or any personal property included in the sale; **(x)** Shall not be responsible for providing legal or tax advice regarding any aspect of a transaction entered into by Buyer or Seller; and **(xi)** Shall not be responsible for providing other advice or information that exceeds the knowledge, education and experience required to perform real estate licensed activity. Buyer and Seller agree to seek legal, tax, insurance, title and other desired assistance from appropriate professionals.

19. REPRESENTATIVE CAPACITY: If one or more Parties is signing this Agreement in a representative capacity and not for him/herself as an individual then that Party shall so indicate in paragraph 31 or 32 and attach a Representative Capacity Signature Disclosure (C.A.R. Form RCSD). Wherever the signature or initials of the representative identified in the RCSD appear on this Agreement or any related documents, it shall be deemed to be in a representative capacity for the entity described and not in an individual capacity, unless otherwise indicated. The Party acting in a representative capacity (i) represents that the entity for which that party is acting already exists and (ii) shall Deliver to the other Party and Escrow Holder, within **3 Days** After Acceptance, evidence of authority to act in that capacity (such as but not limited to: applicable portion of the trust or Certification Of Trust (Probate Code §18100.5), letters testamentary, court order, power of attorney, corporate resolution, or formation documents of the business entity).

20. JOINT ESCROW INSTRUCTIONS TO ESCROW HOLDER:

A. The following paragraphs, or applicable portions thereof, of this Agreement constitute the joint escrow instructions of Buyer and Seller to Escrow Holder, which Escrow Holder is to use along with any related counter offers and addenda, and any additional mutual instructions to close the escrow: paragraphs 1, 3, 4B, 5A, 6, 7, 10C, 13, 14G, 17, 18A, 19, 20, 26, 29, 30, 31, 32 and paragraph D of the section titled Real Estate Brokers on page 10. If a Copy of the separate compensation agreement(s) provided for in paragraph 18A, or paragraph D of the section titled Real Estate Brokers on page 10 is deposited with Escrow Holder by Broker, Escrow Holder shall accept such agreement(s) and pay out from Buyer's or Seller's funds, or both, as applicable, the Broker's compensation provided for in such agreement(s). The terms and conditions of this Agreement not set forth in the specified paragraphs are additional matters for the information of Escrow Holder, but about which Escrow Holder need not be concerned. Buyer and Seller will receive Escrow Holder's general provisions, if any, directly from Escrow Holder and will execute such provisions within the time specified in paragraph 7C(1)(c). To the extent the general provisions are inconsistent or conflict with this Agreement, the general provisions will control as to the duties and obligations of Escrow Holder only. Buyer and Seller will execute additional instructions, documents and forms provided by Escrow Holder that are reasonably necessary to close the escrow and, as directed by Escrow Holder, within **3 (or ___) Days,** shall pay to Escrow Holder or HOA or HOA management company or others any fee required by paragraphs 7, 10 or elsewhere in this Agreement.

B. A Copy of this Agreement including any counter offer(s) and addenda shall be delivered to Escrow Holder within **3 Days** After Acceptance (or ______________________________). Buyer and Seller authorize Escrow Holder to accept and rely on Copies and Signatures as defined in this Agreement as originals, to open escrow and for other purposes of escrow. The validity of this Agreement as between Buyer and Seller is not affected by whether or when Escrow Holder Signs this Agreement. Escrow Holder shall provide Seller's Statement of Information to Title company when received from Seller. If Seller delivers an affidavit to Escrow Holder to satisfy Seller's FIRPTA obligation under paragraph 10C, Escrow Holder shall deliver to Buyer a Qualified Substitute statement that complies with federal Law.

Buyer's Initials (MG) (RG AC) Seller's Initials (________) (________)

RPA-CA REVISED 12/18 (PAGE 7 OF 10)
CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT (RPA-CA PAGE 7 OF 10)
Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026 www.zipLogix.com 7810 Boeing Ave.



C. Brokers are a party to the escrow for the sole purpose of compensation pursuant to paragraph 18A and paragraph D of the section titled Real Estate Brokers on page 10. Buyer and Seller irrevocably assign to Brokers compensation specified in paragraph 18A, and irrevocably instruct Escrow Holder to disburse those funds to Brokers at Close Of Escrow or pursuant to any other mutually executed cancellation agreement. Compensation instructions can be amended or revoked only with the written consent of Brokers. Buyer and Seller shall release and hold harmless Escrow Holder from any liability resulting from Escrow Holder's payment to Broker(s) of compensation pursuant to this Agreement.

D. Upon receipt, Escrow Holder shall provide Seller and Seller's Broker verification of Buyer's deposit of funds pursuant to paragraph 3A and 3B. Once Escrow Holder becomes aware of any of the following, Escrow Holder shall immediately notify all Brokers: **(i)** if Buyer's initial or any additional deposit or down payment is not made pursuant to this Agreement, or is not good at time of deposit with Escrow Holder; or **(ii)** if Buyer and Seller instruct Escrow Holder to cancel escrow.

E. A Copy of any amendment that affects any paragraph of this Agreement for which Escrow Holder is responsible shall be delivered to Escrow Holder within **3** Days after mutual execution of the amendment.

21. REMEDIES FOR BUYER'S BREACH OF CONTRACT:

A. Any clause added by the Parties specifying a remedy (such as release or forfeiture of deposit or making a deposit non-refundable) for failure of Buyer to complete the purchase in violation of this Agreement shall be deemed invalid unless the clause independently satisfies the statutory liquidated damages requirements set forth in the Civil Code.

B. LIQUIDATED DAMAGES: If Buyer fails to complete this purchase because of Buyer's default, Seller shall retain, as liquidated damages, the deposit actually paid. If the Property is a dwelling with no more than four units, one of which Buyer intends to occupy, then the amount retained shall be no more than 3% of the purchase price. Any excess shall be returned to Buyer. Except as provided in paragraph 14H, release of funds will require mutual, Signed release instructions from both Buyer and Seller, judicial decision or arbitration award. AT THE TIME OF ANY INCREASED DEPOSIT BUYER AND SELLER SHALL SIGN A SEPARATE LIQUIDATED DAMAGES PROVISION INCORPORATING THE INCREASED DEPOSIT AS LIQUIDATED DAMAGES (C.A.R. FORM RID).

Buyer's Initials DS MC DS RC DS AC / Seller's Initials _______ / _______

22. DISPUTE RESOLUTION:

A. MEDIATION: The Parties agree to mediate any dispute or claim arising between them out of this Agreement, or any resulting transaction, before resorting to arbitration or court action through the C.A.R. Real Estate Mediation Center for Consumers (**www.consumermediation.org**) or through any other mediation provider or service mutually agreed to by the Parties. The Parties **also agree to mediate any disputes or claims with Broker(s), who, in writing, agree to such mediation prior to, or within a reasonable time after, the dispute or claim is presented to the Broker.** Mediation fees, if any, shall be divided equally among the Parties involved. If, for any dispute or claim to which this paragraph applies, any Party (i) commences an action without first attempting to resolve the matter through mediation, or (ii) before commencement of an action, refuses to mediate after a request has been made, then that Party shall not be entitled to recover attorney fees, even if they would otherwise be available to that Party in any such action. THIS MEDIATION PROVISION APPLIES WHETHER OR NOT THE ARBITRATION PROVISION IS INITIALED. **Exclusions from this mediation agreement are specified in paragraph 22C.**

B. ARBITRATION OF DISPUTES:

The Parties agree that any dispute or claim in Law or equity arising between them out of this Agreement or any resulting transaction, which is not settled through mediation, shall be decided by neutral, binding arbitration. The Parties also agree to arbitrate any disputes or claims with Broker(s), who, in writing, agree to such arbitration prior to, or within a reasonable time after, the dispute or claim is presented to the Broker. The arbitrator shall be a retired judge or justice, or an attorney with at least 5 years of residential real estate Law experience, unless the parties mutually agree to a different arbitrator. The Parties shall have the right to discovery in accordance with Code of Civil Procedure §1283.05. In all other respects, the arbitration shall be conducted in accordance with Title 9 of Part 3 of the Code of Civil Procedure. Judgment upon the award of the arbitrator(s) may be entered into any court having jurisdiction. Enforcement of this agreement to arbitrate shall be governed by the Federal Arbitration Act. Exclusions from this arbitration agreement are specified in paragraph 22C.

"NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION DECIDED BY NEUTRAL ARBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY."

"WE HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION TO NEUTRAL ARBITRATION."

Buyer's Initials DS MC DS RC DS AC / Seller's Initials _______ / _______

C. ADDITIONAL MEDIATION AND ARBITRATION TERMS:

(1) EXCLUSIONS: The following matters are excluded from mediation and arbitration: (i) a judicial or non-judicial foreclosure or other action or proceeding to enforce a deed of trust, mortgage or installment land sale contract as defined in Civil Code §2985; (ii) an unlawful detainer action; and (iii) any matter that is within the jurisdiction of a probate, small claims or bankruptcy court.

Buyer's Initials (DS MC DS RC DS AC) Seller's Initials (________) (________)
RPA-CA REVISED 12/18 (PAGE 8 OF 10)

CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT (RPA-CA PAGE 8 OF 10)
Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026 www.zipLogix.com 7810 Boeing Ave.

(2) **PRESERVATION OF ACTIONS:** The following shall not constitute a waiver nor violation of the mediation and arbitration provisions: (i) the filing of a court action to preserve a statute of limitations; (ii) the filing of a court action to enable the recording of a notice of pending action, for order of attachment, receivership, injunction, or other provisional remedies; or (iii) the filing of a mechanic's lien.

(3) **BROKERS:** Brokers shall not be obligated nor compelled to mediate or arbitrate unless they agree to do so in writing. Any Broker(s) participating in mediation or arbitration shall not be deemed a party to this Agreement.

23. **SELECTION OF SERVICE PROVIDERS:** Brokers do not guarantee the performance of any vendors, service or product providers ("Providers"), whether referred by Broker or selected by Buyer, Seller or other person. Buyer and Seller may select ANY Providers of their own choosing.

24. **MULTIPLE LISTING SERVICE ("MLS"):** Brokers are authorized to report to the MLS a pending sale and, upon Close Of Escrow, the sales price and other terms of this transaction shall be provided to the MLS to be published and disseminated to persons and entities authorized to use the information on terms approved by the MLS.

25. **ATTORNEY FEES:** In any action, proceeding, or arbitration between Buyer and Seller arising out of this Agreement, the prevailing Buyer or Seller shall be entitled to reasonable attorney fees and costs from the non-prevailing Buyer or Seller, except as provided in paragraph 22A.

26. **ASSIGNMENT:** Buyer shall not assign all or any part of Buyer's interest in this Agreement without first having obtained the separate written consent of Seller to a specified assignee. Such consent shall not be unreasonably withheld. Any total or partial assignment shall not relieve Buyer of Buyer's obligations pursuant to this Agreement unless otherwise agreed in writing by Seller. (C.A.R. Form AOAA).

27. **EQUAL HOUSING OPPORTUNITY:** The Property is sold in compliance with federal, state and local anti-discrimination Laws.

28. **TERMS AND CONDITIONS OF OFFER:** This is an offer to purchase the Property on the above terms and conditions. The liquidated damages paragraph or the arbitration of disputes paragraph is incorporated in this Agreement if initialed by all Parties or if incorporated by mutual agreement in a counter offer or addendum. If at least one but not all Parties initial, a counter offer is required until agreement is reached. Seller has the right to continue to offer the Property for sale and to accept any other offer at any time prior to notification of Acceptance. The Parties have read and acknowledge receipt of a Copy of the offer and agree to the confirmation of agency relationships. If this offer is accepted and Buyer subsequently defaults, Buyer may be responsible for payment of Brokers' compensation. This Agreement and any supplement, addendum or modification, including any Copy, may be Signed in two or more counterparts, all of which shall constitute one and the same writing.

29. **TIME OF ESSENCE; ENTIRE CONTRACT; CHANGES:** Time is of the essence. All understandings between the Parties are incorporated in this Agreement. Its terms are intended by the Parties as a final, complete and exclusive expression of their Agreement with respect to its subject matter, and may not be contradicted by evidence of any prior agreement or contemporaneous oral agreement. If any provision of this Agreement is held to be ineffective or invalid, the remaining provisions will nevertheless be given full force and effect. Except as otherwise specified, this Agreement shall be interpreted and disputes shall be resolved in accordance with the Laws of the State of California. **Neither this Agreement nor any provision in it may be extended, amended, modified, altered or changed, except in writing Signed by Buyer and Seller.**

30. **DEFINITIONS:** As used in this Agreement:
    A. **"Acceptance"** means the time the offer or final counter offer is accepted in writing by a Party and is delivered to and personally received by the other Party or that Party's authorized agent in accordance with the terms of this offer or a final counter offer.
    B. **"Agreement"** means this document and any counter offers and any incorporated addenda, collectively forming the binding agreement between the Parties. Addenda are incorporated only when Signed by all Parties.
    C. **"C.A.R. Form"** means the most current version of the specific form referenced or another comparable form agreed to by the parties.
    D. **"Close Of Escrow"**, including "COE", means the date the grant deed, or other evidence of transfer of title, is recorded.
    E. **"Copy"** means copy by any means including photocopy, NCR, facsimile and electronic.
    F. **"Days"** means calendar days. However, after Acceptance, the last **Day** for performance of any act required by this Agreement (including Close Of Escrow) shall not include any Saturday, Sunday, or legal holiday and shall instead be the next Day.
    G. **"Days After"** means the specified number of calendar days after the occurrence of the event specified, not counting the calendar date on which the specified event occurs, and ending at 11:59 PM on the final day.
    H. **"Days Prior"** means the specified number of calendar days before the occurrence of the event specified, not counting the calendar date on which the specified event is scheduled to occur.
    I. **"Deliver"**, **"Delivered"** or **"Delivery"**, unless otherwise specified in writing, means and shall be effective upon: personal receipt by Buyer or Seller or the individual Real Estate Licensee for that principal as specified in the section titled Real Estate Brokers on page 10, regardless of the method used (i.e., messenger, mail, email, fax, other).
    J. **"Electronic Copy"** or **"Electronic Signature"** means, as applicable, an electronic copy or signature complying with California Law. Buyer and Seller agree that electronic means will not be used by either Party to modify or alter the content or integrity of this Agreement without the knowledge and consent of the other Party.
    K. **"Law"** means any law, code, statute, ordinance, regulation, rule or order, which is adopted by a controlling city, county, state or federal legislative, judicial or executive body or agency.
    L. **"Repairs"** means any repairs (including pest control), alterations, replacements, modifications or retrofitting of the Property provided for under this Agreement.
    M. **"Signed"** means either a handwritten or electronic signature on an original document, Copy or any counterpart.

31. **EXPIRATION OF OFFER:** This offer shall be deemed revoked and the deposit, if any, shall be returned to Buyer unless the offer is Signed by Seller and a Copy of the Signed offer is personally received by Buyer, or by _____ , who is authorized to receive it, by 5:00 PM on the third Day after this offer is signed by Buyer (or by ☐_____☐AM/☐PM, on _____(date)).

☐ One or more Buyers is signing this Agreement in a representative capacity and not for him/herself as an individual. See attached Representative Capacity Signature Disclosure (C.A.R. Form RCSD-B) for additional terms.

Date 8/15/2020   BUYER _____

(Print name) *Megan Corsetti Blu*   DocuSigned by: 5DEFEA755F7742E...

Date 8/15/2020   BUYER _____

(Print name) *Richard Corsetti & Arlene Corsetti*   DocuSigned by: *Arlene Corsetti* 755A63291B424FF...

☐ Additional Signature Addendum attached (C.A.R. Form ASA).

Seller's Initials (_____) (_____)

RPA-CA REVISED 12/18 (PAGE 9 OF 10)

CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT (RPA-CA PAGE 9 OF 10)

Property Address: *7810 Boeing Ave, Los Angeles, CA 90045* Date: *August 15, 2020*

32. ACCEPTANCE OF OFFER: Seller warrants that Seller is the owner of the Property, or has the authority to execute this Agreement. Seller accepts the above offer, and agrees to sell the Property on the above terms and conditions. Seller has read and acknowledges receipt of a Copy of this Agreement, and authorizes Broker to Deliver a Signed Copy to Buyer.

☐ (If checked) SELLER'S ACCEPTANCE IS **SUBJECT TO ATTACHED COUNTER OFFER (C.A.R. Form SCO or SMCO) DATED:** ______________ .

☐ One or more Sellers is signing this Agreement in a representative capacity and not for him/herself as an individual. See attached Representative Capacity Signature Disclosure (C.A.R. Form RCSD-S) for additional terms.

Date __________ SELLER ______________________________

(Print name) *The Jameson Trust Dated October 18, 1988*

Date __________ SELLER ______________________________

(Print name) ______________________________

☐ Additional Signature Addendum attached (C.A.R. Form ASA).

(_____ / _____) (Initials) **(Do not initial if making a counter offer.) CONFIRMATION OF ACCEPTANCE:** A Copy of Signed Acceptance was personally received by Buyer or Buyer's authorized agent on (date) ______________ at ________ ☐ AM/ ☐ PM. **A binding Agreement is created when a Copy of Signed Acceptance is personally received by Buyer or Buyer's authorized agent whether or not confirmed in this document. Completion of this confirmation is not legally required in order to create a binding Agreement; it is solely intended to evidence the date that Confirmation of Acceptance has occurred.**

REAL ESTATE BROKERS:

A. Real Estate Brokers are not parties to the Agreement between Buyer and Seller.

B. Agency relationships are confirmed as stated in paragraph 2.

C. If specified in paragraph 3A(2), Agent who submitted the offer for Buyer acknowledges receipt of deposit.

D. COOPERATING (BUYER'S) BROKER COMPENSATION: Seller's Broker agrees to pay Buyer's Broker and Buyer's Broker agrees to accept, out of Seller's Broker's proceeds in escrow, the amount specified in the MLS, provided Buyer's Broker is a Participant of the MLS in which the Property is offered for sale or a reciprocal MLS. If Seller's Broker and Buyer's Broker are not both Participants of the MLS, or a reciprocal MLS, in which the Property is offered for sale, then compensation must be specified in a separate written agreement (C.A.R. Form CBC). Declaration of License and Tax (C.A.R. Form DLT) may be used to document that tax reporting will be required or that an exemption exists.

E. PRESENTATION OF OFFER: Pursuant to Standard of Practice 1-7, if Buyer's Broker makes a written request, Seller's Broker shall confirm in writing that this offer has been presented to Seller.

Buyer's Brokerage Firm *RE/MAX Estate Properties* DRE Lic. # *01879720*

DocuSigned by: John Capiro B8D0CE23CAB74BD...

By ______ *John Capiro* DRE Lic. # *00925696* Date 8/15/2020



By ______ DRE Lic. # ______ Date ______

Address *10931 Pico Blvd.* City *Los Angeles* State *CA* Zip *90064*

Telephone *(310)391-4544* Fax *(310)391-0868* E-mail *john@johncapiro.com*

Seller's Brokerage Firm *RE/MAX Estate Properties* DRE Lic. # *01879720*

DocuSigned by: John Capiro B8D0CE23CAB74BD...

By ______ *John Capiro* DRE Lic. # *00925696* Date 8/15/2020



By ______ DRE Lic. # ______ Date ______

Address *10931 Pico Blvd.* City *Los Angeles* State *CA* Zip *90064*

Telephone *(310)391-4544* Fax *(310)391-0868* E-mail *john@johncapiro.com*

ESCROW HOLDER ACKNOWLEDGMENT:

Escrow Holder acknowledges receipt of a Copy of this Agreement, (if checked, ☐ a deposit in the amount of $ ______________), counter offer numbers ______________ ☐ Seller's Statement of Information and ______________, and agrees to act as Escrow Holder subject to paragraph 20 of this Agreement, any supplemental escrow instructions and the terms of Escrow Holder's general provisions.

Escrow Holder is advised that the date of Confirmation of Acceptance of the Agreement as between Buyer and Seller is ______________

Escrow Holder ______________ Escrow # ______________

By ______________ Date ______________

Address ______________

Phone/Fax/E-mail ______________

Escrow Holder has the following license number # ______________

☐ Department of Business Oversight, ☐ Department of Insurance, ☐ Department of Real Estate.

PRESENTATION OF OFFER: (______________) Seller's Broker presented this offer to Seller on ______________ (date).
Broker or Designee Initials

REJECTION OF OFFER: (_______) (_______) No counter offer is being made. This offer was rejected by Seller on ______________ (date).
Seller's Initials

©1991- 2018, California Association of REALTORS®, Inc. United States copyright law (Title 17 U.S. Code) forbids the unauthorized distribution, display and reproduction of this form, or any portion thereof, by photocopy machine or any other means, including facsimile or computerized formats.
THIS FORM HAS BEEN APPROVED BY THE CALIFORNIA ASSOCIATION OF REALTORS® (C.A.R.). NO REPRESENTATION IS MADE AS TO THE LEGAL VALIDITY OR ACCURACY OF ANY PROVISION IN ANY SPECIFIC TRANSACTION. A REAL ESTATE BROKER IS THE PERSON QUALIFIED TO ADVISE ON REAL ESTATE TRANSACTIONS. IF YOU DESIRE LEGAL OR TAX ADVICE, CONSULT AN APPROPRIATE PROFESSIONAL.

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

Buyer Acknowledges that page 10 is part of this Agreement (DS DS DS /) Buyer's Initials

EQUAL HOUSING OPPORTUNITY

RPA-CA REVISED 12/18 (PAGE 10 of 10)





CALIFORNIA ASSOCIATION OF REALTORS®

BUYER'S INSPECTION ADVISORY

(C.A.R. Form BIA, Revised 11/14)

Property Address *7810 Boeing Ave, Los Angeles, CA 90045*

1. IMPORTANCE OF PROPERTY INVESTIGATION: The physical condition of the land and improvements being purchased is not guaranteed by either Seller or Brokers. You have an affirmative duty to exercise reasonable care to protect yourself, including discovery of the legal, practical and technical implications of disclosed facts, and the investigation and verification of information and facts that you know or that are within your diligent attention and observation. A general physical inspection typically does not cover all aspects of the Property nor items affecting the Property that are not physically located on the Property. If the professionals recommend further investigations, including a recommendation by a pest control operator to inspect inaccessible areas of the Property, you should contact qualified experts to conduct such additional investigations.

2. BROKER OBLIGATIONS: Brokers do not have expertise in all areas and therefore cannot advise you on many items, such as those listed below. If Broker gives you referrals to professionals, Broker does not guarantee their performance.

3. YOU ARE STRONGLY ADVISED TO INVESTIGATE THE CONDITION AND SUITABILITY OF ALL ASPECTS OF THE PROPERTY, INCLUDING BUT NOT LIMITED TO THE FOLLOWING. IF YOU DO NOT DO SO, YOU ARE ACTING AGAINST THE ADVICE OF BROKERS.

A. **GENERAL CONDITION OF THE PROPERTY, ITS SYSTEMS AND COMPONENTS:** Foundation, roof (condition, age, leaks, useful life), plumbing, heating, air conditioning, electrical, mechanical, security, pool/spa (cracks, leaks, operation), other structural and nonstructural systems and components, fixtures, built-in appliances, any personal property included in the sale, and energy efficiency of the Property.

B. **SQUARE FOOTAGE, AGE, BOUNDARIES:** Square footage, room dimensions, lot size, age of improvements and boundaries. Any numerical statements regarding these items are APPROXIMATIONS ONLY and have not been verified by Seller and cannot be verified by Brokers. Fences, hedges, walls, retaining walls and other barriers or markers do not necessarily identify true Property boundaries.

C. **WOOD DESTROYING PESTS:** Presence of, or conditions likely to lead to the presence of wood destroying pests and organisms.

D. **SOIL STABILITY:** Existence of fill or compacted soil, expansive or contracting soil, susceptibility to slippage, settling or movement, and the adequacy of drainage.

E. **WATER AND UTILITIES; WELL SYSTEMS AND COMPONENTS; WASTE DISPOSAL:** Water and utility availability, use restrictions and costs. Water quality, adequacy, condition, and performance of well systems and components. The type, size, adequacy, capacity and condition of sewer and septic systems and components, connection to sewer, and applicable fees.

F. **ENVIRONMENTAL HAZARDS:** Potential environmental hazards, including, but not limited to, asbestos, lead-based paint and other lead contamination, radon, methane, other gases, fuel oil or chemical storage tanks, contaminated soil or water, hazardous waste, waste disposal sites, electromagnetic fields, nuclear sources, and other substances, materials, products, or conditions (including mold (airborne, toxic or otherwise), fungus or similar contaminants).

G. **EARTHQUAKES AND FLOODING:** Susceptibility of the Property to earthquake/seismic hazards and propensity of the Property to flood.

H. **FIRE, HAZARD AND OTHER INSURANCE:** The availability and cost of necessary or desired insurance may vary. The location of the Property in a seismic, flood or fire hazard zone, and other conditions, such as the age of the Property and the claims history of the Property and Buyer, may affect the availability and need for certain types of insurance. Buyer should explore insurance options early as this information may affect other decisions, including the removal of loan and inspection contingencies.

I. **BUILDING PERMITS, ZONING AND GOVERNMENTAL REQUIREMENTS:** Permits, inspections, certificates, zoning, other governmental limitations, restrictions, and requirements affecting the current or future use of the Property, its development or size.

J. **RENTAL PROPERTY RESTRICTIONS:** Some cities and counties impose restrictions that limit the amount of rent that can be charged, the maximum number of occupants, and the right of a landlord to terminate a tenancy. Deadbolt or other locks and security systems for doors and windows, including window bars, should be examined to determine whether they satisfy legal requirements.

K. **SECURITY AND SAFETY:** State and local Law may require the installation of barriers, access alarms, self-latching mechanisms and/or other measures to decrease the risk to children and other persons of existing swimming pools and hot tubs, as well as various fire safety and other measures concerning other features of the Property.

L. **NEIGHBORHOOD, AREA, SUBDIVISION CONDITIONS; PERSONAL FACTORS:** Neighborhood or area conditions, including schools, law enforcement, crime statistics, registered felons or offenders, fire protection, other government services, availability, adequacy and cost of internet connections or other technology services and installations, commercial, industrial or agricultural activities, existing and proposed transportation, construction and development that may affect noise, view, or traffic, airport noise, noise or odor from any source, wild and domestic animals, other nuisances, hazards, or circumstances, protected species, wetland properties, botanical diseases, historic or other governmentally protected sites or improvements, cemeteries, facilities and condition of common areas of common interest subdivisions, and possible lack of compliance with any governing documents or Homeowners' Association requirements, conditions and influences of significance to certain cultures and/or religions, and personal needs, requirements and preferences of Buyer.

By signing below, Buyers acknowledge that they have read, understand, accept and have received a Copy of this Advisory. Buyers are encouraged to read it carefully.

Buyer DocuSigned by: [signature] *Megan Corsetti Blu* 5DEFEA755F7742E...

Buyer DocuSigned by: [signature] *Richard Corsetti & Arlene Corsetti* B60960CCBF2D416... DocuSigned by: [signature] 755A63291B424FF...

R E B S L L C
Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

BIA REVISED 11/14 (PAGE 1 OF 1)



EQUAL HOUSING OPPORTUNITY

BUYER'S INSPECTION ADVISORY (BIA PAGE 1 OF 1)

RE/MAX Estate Properties, 10931 Pico Blvd. Los Angeles CA 90064 Phone: 3103914544 Fax: 3103910868 7810 Boeing Ave.
John Capiro Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026 www.zipLogix.com



CALIFORNIA CONSUMER PRIVACY ACT ADVISORY

CALIFORNIA ASSOCIATION OF REALTORS®

(C.A.R. Form CCPA, 12/19)

As of January 1, 2020, the California Consumer Privacy Act (commencing with Civil Code § 1798.100) ("CCPA") grants to California residents certain rights in their private, personal information that is collected by companies with whom they do business. Under the CCPA, "personal information" is defined broadly to encompass non-public records information that could reasonably be linked directly or indirectly to you, including, potentially, photographs of or sales information about your property. Some of your personal information will be collected and likely shared with others during the process of buying and selling real estate. Depending on the situation, you may have the right to "opt out" or stop the transfer of your personal information to others and request that certain businesses delete your personal information altogether. Not all businesses you interact with are required to comply with the law, primarily just those who meet the criteria of a covered "Business" as set forth in Section 1798.140 (c)]. For more information, you may ask your Broker for a copy of the C.A.R. Legal Q&A on the subject.

A real estate broker is likely to submit personal information to a Multiple Listing Service ("MLS") in order to help find a buyer for a seller's property. Through the MLS, the information is made available to real estate brokers and salespeople, and others. Even after a sale is complete, the MLS distributes sales information to the real estate community. Brokers, agents and MLSs may also share your personal information with others who post the personal information on websites or elsewhere, or otherwise use it. Thus, there are various service providers and companies in a real estate transaction who may be engaged in using or sharing data involving your personal information.

If your broker is a covered Business, it should have a privacy policy explaining your rights on its website and giving you an opportunity to request that personal information not be shared, used and even deleted. Even if your real estate brokerage is a covered Business, it needs, and is allowed, to keep your information to effectuate a sale and, by law, is required to maintain such information for three years to comply with regulatory requirements. Not all brokers are covered Businesses, however, and those that are not, do not have to comply with the CCPA.

Similarly, most MLSs will not be considered a covered Business. Instead, the MLS may be considered a Third Party in the event a covered Business (ex: brokerages, real estate listing aggregation or advertising internet sites or other outlets who meet the criteria of covered Businesses) exchanges personal information with the MLS. You do not have the right under the CCPA to require a Third Party to delete your personal information. And like real estate brokerages, even if an MLS is a covered Business, MLSs are also required by law to retain and make accessible in its computer system any and all listing and other information for three years.

Whether an MLS is a covered Business or a Third Party, you have a right to be notified about the sharing of your personal information and your right to contact a covered Business to opt out of your personal information being used, or shared with Third Parties. Since the MLSs and/or other entities receiving your personal information do not have direct contact with buyers and sellers and also may not be aware of which entities exchanging personal information are covered Businesses, this form is being used to notify you of your rights under the CCPA and your ability to direct requests to covered Businesses not to share personal information with Third Parties. One way to limit access to your personal information, is to inform your broker or salesperson you want to opt-out of the MLS, and if so, you will be asked to sign a document (Form SELM) confirming your request to keep your listing off the MLS. However, if you do so, it may be more difficult to sell your property or obtain the highest price for it because your property will not be exposed to the greatest number of real estate licensees and others.

I/we acknowledge receipt of a copy of this California Consumer Privacy Act Advisory.

Buyer/Seller/Landlord/Tenant _Megan Corsetti Blu_ Date 8/15/2020

Buyer/Seller/Landlord/Tenant _Richard Corsetti & Arlene Corsetti_ _Arlene Corsetti_ Date 8/15/2020



Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

CCPA 12/19 (PAGE 1 OF 1)


EQUAL HOUSING OPPORTUNITY

CALIFORNIA CONSUMER PRIVACY ACT ADVISORY (CCPA PAGE 1 OF 1)

Exhibit F

Video Transcript

Video 1: Meet the flipper

Hey, I'm Megan Blu. I'm a real estate developer and designer of custom homes here in Los Angeles, California.

I got started in design right after college and I moved to New York City. Did that for a while. And after I cut my teeth in the big apple I decided it was time to move back to LA, and I thought I would kind of pick up where I left off. And then the recession of 08 happened... so there was that.

We were living in this neighborhood of Los Angeles called Westechester, which most people still don't really know where it is. I'd say by 2013, Westchester was ripe for a makeover, so I decided I was going to go back to work.

That's where I come in.

Mind you I had no idea how I was going to finance that venture and I had never flipped a house before.

The first house I purchased, I walked into the open house... most people walked in the door and walked right back out the door. It was that bad. But I said "this was perfect." It was a total dump.

There were lots of doubters, including my realtor...So I got a new realtor.

The house was a huge success. It sold for well over asking and I've been doing this ever since.

Video 2: About the Project

This is Westchester. Welcome to it.

Welcome to the Boeing Project. Come on in.

There's something about doing demo that I just find really exciting, especially when you have houses like this that have been added onto many times over the years.

We are looking at the original 1940s house, a nice kidney shaped pool from the '50s. A big addition done in the '60s, and then a bunch of wacky weird additions and renovations that were done in the '70s and '80s.

Ok im not going to lie you're not going to see me actually swinging the hammer but my guys are hard at work and it's very neat to see all of the framing exposed and we can really see what's going on underneath all of the drywall.

When I say I'm in the deep end, I'm literally in the deep end. I am standing in the 9 foot section of the original 1952 pool. Demo day over here actually doesn't just mean the house. It means the pool. You chip away all the plaster and we've just gotten word that the original structure is in really good shape. They didn't find any cracks. Really excited about that. Because really you never know what you're dealing with until you start the demo process